03055110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For April 9, 2003

Commission File Number: 001-14534

PROCESSED
APR 15 2003
THOMSON
FINANCIAL

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)



4200, 150 – 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____N/A____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: 
Jan M. Campbell
Corporate Secretary

Date: April 10, 2003


Precision Drilling

innovative Development



strategic Deployment

2002 ANNUAL REPORT

Contents

Annual Meeting

The Annual and Special Meeting of the Shareholders of Precision Drilling Corporation will be held in the McMurray Room of the Calgary Petroleum Club, 319-5th Avenue SW, Calgary, Alberta, Canada, at 3:00 p.m. (Calgary time) on May 13, 2003.

Shareholders are encouraged to attend and those unable to do so are requested to complete the Form of Proxy at their earliest convenience.

Profile

Precision

Precision Drilling Corporation is an international oil and gas service company that provides a comprehensive range of services, new and innovative technology, and superior customer service to the energy industry around the world.

Headquartered in Calgary, Alberta, Canada, we have built on our success as a leader in the Canadian drilling service industry to include operations on six continents, with regional centers serving Canada, the United States, Latin America, Europe/Africa, the Middle East, and Asia/Pacific.

Through our Contract Drilling Group, Technology Services Group, and Rental and Production Group, we provide drilling and service rigs; drilling and completion services; open hole and cased hole wireline services; controlled pressure drilling; sophisticated downhole tools; logging-while-drilling systems; directional drilling services; drill bit and tool manufacturing; drilling, completion, and production rental equipment; and industrial maintenance services.

In 2002, Precision launched the first of a new generation of sophisticated drilling and formation evaluation tools designed to meet the tough technological challenges of offshore, hostile environments and high-cost exploration and development.

With these tools, we are taking our Corporation to a new level of technical excellence for the world's energy industry, and opening up new potential for profitability and success for both our customers and our Corporation.

Historical Information

Financial Summary *(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)*

Years ended December 31,	2002	2001	% Increase (Decrease)	2000	% Increase (Decrease)
Revenue	**$1,689,150**	$1,953,563	(14)	$ 1,355,453	44
Operating earnings [1]	**159,021**	381,632	(58)	258,214	48
Cash flow [2]	**194,771**	465,673	(58)	297,873	56
Per share	**3.55**	8.59	(59)	5.91	45
Earnings before goodwill amortization	**91,265**	218,319	(58)	152,874	43
Per share	**1.66**	4.03	(59)	3.03	33
Net earnings	**91,265**	186,534	(51)	130,113	43
Per share	**1.66**	3.44	(52)	2.58	33
Shareholders' equity	**1,533,000**	1,415,979	8	1,206,780	17
Per share	**28.35**	26.63	6	23.08	15
Net capital expenditures [3]	**239,543**	340,691	(30)	180,484	89
Long-term debt [4]	**514,878**	496,200	4	548,096	(9)
Number of shares outstanding, end of year (000's)	**54,067**	53,176	2	52,283	2

(1) Refer to explanation on page 37 of this annual report.
(2) Funds provided by operations.
(3) Excludes business acquisitions.
(4) Excludes current portion of long-term debt.


Share Performance TSX
PD
TSX
200
150
100
50
0
98
99
99
00
01
02
April 30
December 31


Share Performance NYSE
PDS
SHP
OSX
200
150
100
50
0
98
99
99
00
01
02
April 30
December 31


Value of Shares Outstanding
$ Millions
3000
2500
2000
1500
1000
500
0
98
99
99
00
01
02
April 30
December 31

Quarterly Summary *(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)*

Year ended December 31, 2002	Q1	Q2	Q3	Q4	Year
Revenue	$ 566,114	$ 345,954	$ 382,830	$ 394,252	$ 1,689,150
Operating earnings [1]	114,911	5,767	23,626	14,717	159,021
Cash flow [2]	117,273	11,957	25,490	40,051	194,771
Per share	2.16	0.22	0.46	0.73	3.55
Earnings before goodwill amortization	66,829	3,327	12,246	8,863	91,265
Per share	1.23	0.06	0.22	0.16	1.66
Net earnings	66,829	3,327	12,246	8,863	91,265
Per share	1.23	0.06	0.22	0.16	1.66
Year ended December 31, 2001	**Q1**	**Q2**	**Q3**	**Q4**	**Year**
Revenue	$ 613,655	$ 409,917	$ 474,016	$ 455,975	$ 1,953,563
Operating earnings [1]	159,538	58,024	90,287	73,783	381,632
Cash flow [2]	170,345	92,066	109,978	93,284	465,673
Per share	3.12	1.68	2.05	1.74	8.59
Earnings before goodwill amortization	88,009	39,053	49,588	41,669	218,319
Per share	1.61	0.71	0.92	0.78	4.03
Net earnings	80,059	31,123	41,648	33,704	186,534
Per share	1.47	0.57	0.77	0.63	3.44

(1) Refer to explanation on page 37 of this annual report.
(2) Funds provided by operations.



Revenue
$ Millions
2000
1500
1000
500
0
98
99
99
00
01
02
April 30
December 31



Cash Flow
Dollars per share diluted
10
8
6
4
2
0
98
99
99
00
01
02
April 30
December 31



Earnings
Before Goodwill Amortization
Dollars per share diluted
5
4
3
2
1
0
98
99
99
00
01
02
April 30
December 31

Disclosure Regarding Forward-looking Statements

Certain statements contained in this annual report, including statements which may contain words such as "could", "should", "expect", "estimate", "likely", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements including, but not limited to, statements as to: future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's marketshare and position in the domestic and international drilling markets; and other such matters.

These statements are based on certain assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance and achievements will conform with the Corporation's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in the well servicing, contract drilling and ancillary oilfield services; political circumstances impeding the progress of work in any of the countries in which the Corporation does business; identifying and acquiring suitable acquisition targets on reasonable terms; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.



Performing Under Pressure

Report of the Chief Executive Officer

TO OUR SHAREHOLDERS, EMPLOYEES, CUSTOMERS AND ASSOCIATES:

In many ways, 2002 was a transition year for Precision Drilling Corporation.

Our vision to develop new, innovative measurement-while-drilling (MWD) and logging-while-drilling (LWD) tools through the Advantage R & D team progressed through the development phase to deployment, marking a significant milestone in our five-year strategic plan. We can be proud of this accomplishment, but must acknowledge that it was not without cost. The commercialization occurred somewhat later than our plan demanded and the financial results of our Technology Services group suffered accordingly. We remain firm in our belief that the continued commercialization of these tools will take our Corporation to a new level of technical excellence and enhance Precision's ability to profit in the high-margin international drilling technology marketplace.

The environment in which our Corporation operated also went through a shift, from high activity levels in North America during 2001 to declining utilization throughout 2002. It was not until December that the Canadian marketplace experienced a reversal of this trend.

The Contract Drilling group again demonstrated its resilience and ability to reduce costs in the face of a down market by managing the transition from one extreme to another. They once again underscored their position as the backbone of the organization, using a simple philosophy of managing costs in line with revenue. They maintained their position as the premier drilling contractor in Canada, drilling 6,315 wells or over 42% of all wells drilled, and continued to take a leadership position in safety and technical matters both inside the organization and in the industry.

As we enter 2003, our Corporation finds itself on much firmer ground. The rollout of our new technologies has become reality. Our internal processes and our cost consciousness have been strengthened. The outlook for increased activity within the industry looks bright, particularly in North America – and our core businesses remain in a strong position to profit from a re-energized market.

Rig 709

The story of Rig 709 is unique in the history of Precision's technological and geographical growth, as well as being representative of the Corporation's roots. Originally developed in 1991 to drill in the slant mode under a lake to reach known oil reserves, it was redesigned in 1996 to incorporate pull-down capabilities for the pioneering of SAGD wells in northern Alberta. It traveled to Kazakhstan in 2000 for a 30 well specialized drilling project, then returned to Canada's East Coast for a three well project. In 2002, the rig returned to the eastern hemisphere and is in the process of drilling its sixth well in India, where its mobility, size, top-drive, slant capabilities and safety features are delivering value to another Precision client.

PERFORMANCE ANALYSIS

There were a number of factors that had an impact on the Corporation and the industry in 2002. Allegations of energy market manipulation and corporate wrong-doing, political unrest in South America, global recession, and the looming possibility of war in the Middle East were just a few of the external economic and geopolitical issues that overshadowed the year. In Canada, the federal government's ratification of the Kyoto Accord resulted in the re-examination of near and long-term business investment decisions in almost all industry sectors.

Regardless of how such uncontrollable events unfold, our business has traditionally been driven by one single factor - commodity prices. Yet 2002 was not a typical year. Uncertainty was pervasive around the world and our activity did not follow the trend expected from the movement in commodity prices.

In North America, Precision's main market, commodity prices went through a dramatic shift. High drilling activity levels in 2001 were followed by a marked decrease in activity throughout 2002. At the same time, sharp declines in oil and gas prices late in 2001 were followed by a relatively quick recovery in 2002 - but this recovery did not result in more drilling activity, as would be expected. Rig utilization in Canada did not begin to climb until December 2002.

There is much speculation as to why our customers did not resume drilling activities in the latter half of 2002. Some of the theories put forward include uncertainty about whether or not commodity prices and markets would be sustained, the desire for operators to repair balance sheets and pay down debt, the fact that many were entrenched in reorganizations, and the integration of recent acquisitions. Also, with the growing number of income trusts, cash flows were increasingly diverted from operational investments to make distributions to unitholders.

Whatever the causes, the slump in drilling activity in North America was a primary reason why Precision was unable to sustain the progressive increase in revenues that has characterized recent years. Our Corporation was able to realize its second-highest-ever revenues: $1.7 billion compared to the record-breaking $2.0 billion achieved in 2001. But in the area that the Corporation prides itself, profitability, we disappointed our shareholders. Earnings per share were $1.66, down significantly from $4.03 per share in Precision's record 2001 year.

The Rental and Production segment performed well in a highly competitive market. It maintained its revenue year-on-year at $274 million and showed a small decline in operating earnings of only $8 million. Our Contract Drilling division performed extremely well under the circumstances. They experienced a revenue decline of $236 million to $774 million, but managed to shave costs significantly and recorded a drop in operating earnings of only $115 million, finishing the year with a profit of $183 million. The reductions were due entirely to the decline in Canadian drilling. This was a major factor for Precision's Technology Services as well, but the disappointing results of that group were impacted by a number of other issues, some of which deserve attention here.



GROWING TECHNOLOGY SERVICES

During 2002, our main strategy was to support the rollout of our new MWD/LWD technologies and establish brand recognition for Precision on a global basis. We recognized this was a significant challenge for the Corporation as we attempted to enter markets that had been dominated by a handful of large multi-national service companies.

Because our international operations were in the start-up phase, it was clear that additional costs would be incurred to prepare for the planned early commercialization of the technology developed. These difficulties were compounded by a weak drilling market worldwide. On reflection, we underestimated the magnitude of the challenge and the fierce pricing pressure with which we would be faced. Most significantly, we also encountered delays in bringing the new technology to market as fast as we needed it.

The result was a disappointing financial performance for the Technology Services group. Revenue dropped only $30 million from 2001 to $639 million, but our operating earnings fell by close to $100 million, to a loss of $41 million. In Canada, revenues were down $63 million while operating earnings declined by $38 million to $7 million. In the U.S., where we faced lower activity levels, the decision was made not to pare costs, but to maintain and continue our investment to be ready for the upturn. In hindsight, this was a mistake. Revenues declined $62 million and operating earnings dropped $60 million to a loss of $25 million.

Internationally, we experienced a significant increase in our marketshare as we grew revenue by approximately $95 million. Unfortunately, this aggressive revenue growth was matched by increases in operating, administration and depreciation costs as we continued to build our international infrastructure. The result was no appreciable change in earnings for the year.

We recognize that getting to the deployment stage of our new technologies has involved a considerable investment for our Corporation in a relatively short period of time. We have learned a tremendous amount in the last 12 months and have recognized our mistakes, but we are also firmly committed to our strategy. We will continue with the commercialization of our new tools as our highest priority. This is the cornerstone of our plan to establish ourselves as a global oilfield service player and provide the long-term returns expected by our shareholders.

We will not, however, pursue a "growth at all costs" strategy. In 2003, Precision is focused on profitable growth in areas where we can obtain premium returns. In the first quarter of 2003, we have already completed a review of our cost structure and have made a number of cuts in the global organization. Management changes have been made that reflect our transition to a focused, cost-control environment. Our Technology Services group has now been restructured and the direction is clear: return on investment comes first.

LOOKING AHEAD

We are optimistic about the immediate future, especially in the Canadian marketplace.

We expect a significant turnaround in drilling activity in North America in 2003, perhaps to levels as high as those achieved in 2001. The reason is simple. While oil is the fuel of choice on a global basis, natural gas is a significant and growing energy source for the North American economy. In 2002, we went from a situation where gas storage was full to now being at its lowest levels in five years. Reserves must be added, and quickly. By early 2003, we had already seen heightened activity, which we expect to continue well into 2004.



This is good news for all of Precision's product lines. We expect Contract Drilling to be operating flat-out in Canada in 2003. Our leading-edge technology and fleet of specialized rigs will continue to give us a competitive edge in making the most of today's drilling environment. Our advanced coiled tubing technology has helped us capitalize on the preference for shallow gas drilling in the Western Canadian Sedimentary Basin. Our fleet of deep drilling rigs is the largest in Canada, while our expertise in specialized drilling services for Steam Assisted Gravity Drainage (SAGD) projects, which we helped pioneer, is ideal for clients developing the heavy oil and oil sands of northern Alberta.

Restructured and re-focused, the Technology Services team is poised to have a very successful year, especially in Canada and the United States. Their new tools will continue to roll out to our regional centers throughout 2003 and we believe we will start to demonstrate to our customers the superior performance of our technology.

Our new PrecisionLWD™ system, designed to operate at depths and in hostile environments where traditional tools cannot operate, has performed beyond expectations in field tests. We are also very excited about the new 4 3/4 in. Revolution™ rotary steerable system that has now successfully completed trials and is approaching full commercialization.

In Latin America, there are signs of increased activity, despite the political and economic instability which affected Precision's operations in Venezuela in 2002. Our integrated services project in the Burgos Basin of Mexico continues to be a major success story, and the original 240 gas well project is now expected to involve the drilling of more than 300 wells.

In other areas of our business, CEDA remains a key and profitable part of our Corporation. It is likely to follow up its record-breaking performance last year as the clear leader in the Canadian turnkey industrial maintenance and turnaround markets. It is already viewed as the premier company in North America in offering specialized catalyst services to refinery and petrochemical plants in Canada and the United States.

In early 2003, Precision bolstered its balance sheet with the sale of Energy Industries for $60 million. Energy Industries, which specializes in compression equipment packaging, sales, service and rental, was a well-run organization with an industry-leading management, sales and technical team. It was not, however, a business that Precision could expect to grow significantly, particularly on a global basis. The sale should benefit both Precision and Energy Industries.

As always, we will continue to emphasize our commitment to health, safety and environmental (HSE) practices in 2003. At Precision, achieving excellence in health and safety is a priority. In 2002, the Corporation's statistics for overall lost time due to incidents continued to outstrip the industry average, while our safety performance earned us $1.3 million in performance rebates from Canadian workers' compensation boards. Both achievements demonstrate the success of our efforts to protect our people and ensure they are receiving effective messages about safety.

We will also continue to take environmental issues seriously. We were proud to receive the ranking as the most environmentally responsible oil and gas service company in Canada from a national organization focused on corporate social responsibility. This will ensure that we set the bar even higher in the coming year.

Drive to Survive

Extracted directly from our video on driving safely, this picture reflects how seriously we take this issue. Hank Swartout, Chairman and CEO: "Seat belts are a vital part of our personal protective equipment. At Precision Drilling Corporation, vehicle safety is a core concern and central to our initiative with the Royal Canadian Mounted Police (RCMP) to enhance training, education and awareness. In fact, our joint RCMP/Precision video production "Drive to Survive" is being viewed by Precision employees and many of our customers with a focus on saving lives and reducing vehicle incidents."

TAKING PROACTIVE STEPS

As we head into 2003, we are fully aware of the potential for market volatility that characterizes our business. We will focus on our core businesses and work to increase the efficient operation of all of our business units.

Much work was already done in this area in 2002. Our Contract Drilling group increased internal efficiencies and effectiveness by flattening its management structure, tightening cost controls in deployment and use of assets, and integrating technology with people. The group's four operations centers were consolidated into two centers located in Calgary and Nisku, Alberta, while the engineering team was brought together into one facility. Improvements were also made in communications systems to support our rigs in terms of standards and safety, ensuring that all customers get the same package of quality service.

Corporate-wide, we are improving our information systems to provide our people with better, more timely information about our customers and our operations. We are currently in the midst of a project to implement an integrated information system within Technology Services to replace a myriad of systems inherited from numerous acquisitions. This system will integrate Technology Services more closely with the Contract Drilling group and allow them to benefit from a number of the process efficiencies already enjoyed by the rest of the organization.

We are proud of the success we had in launching our new technologies in 2002 and in positioning Precision as a provider of the sophisticated tools and services that are the future of the industry. In 2003, we will stay the course in developing our technological edge, while enhancing operational and administrative cost control. We have transitioned ourselves in 2002 to be a more global player and have paid the admission price to put us on the map. We will continue that transition by growing our global footprint and our market share with our expertise in drilling, wireline and MWD/LWD.

The engine for that growth will continue to be Contract Drilling.

Precision's success and growth as a global company has been built on the foundation of long-term customer relationships gained over the years by delivering quality service with leadership in innovative technology and oilfield equipment. We recognize that in order to maintain our current customer loyalty and expand our customer base, both domestically and internationally, we must strive to continually reinforce this basic principle of customer focus. Our Corporation has distinguished itself from the competition by the high standards we practice in the field, the ability to deploy rigs and drill wells in record time, and the strength of our marketing and technological expertise. These differentiating factors all boil down to one common element: the quality of our people and of their outstanding performance.

On behalf of Precision's senior management and Board of Directors, I extend our appreciation to every member of our team around the world.



Hank B. Swartout
Chairman of the Board, President and Chief Executive Officer

March 21, 2003



Report on Technology

The following section highlights the development and deployment of some of Precision's new technologies. Details of Precision's operations during 2002 are included in Management's Discussion and Analysis (page 37). For a description of our Corporation and its history, please refer to the 2002 Renewal Annual Information Form, a hard copy of which may be obtained through Precision's Corporate Secretary. It is also available on the Internet at www.precisiondrilling.com.

Development

In 1999, as part of our global growth strategy, Precision embarked on an ambitious research and development program to develop the high-end technology capabilities that would allow us to compete as a major player on the international market.

Precision was already a Canadian leader in providing products and services for cased hole, open hole and directional drilling. However, we recognized the huge technological leap that would be required to take us from our existing technology, designed to operate within Canada's benign environment, to the sophisticated technology needed to succeed in more challenging environments around the world.

We made that leap by breaking the traditional mold in research and development. We identified key technologies that would support our growth; created a dedicated group to focus on technology services; capitalized on existing expertise by hiring the proven leaders in their field; established research and development centers in areas where that expertise was concentrated; and created distribution channels through regional centers in Canada, the United States, Latin America, Europe/Africa, the Middle East, and Asia/Pacific.

Deployment

Unencumbered by an established research and development hierarchy, or an inventory of existing tools that required retrofitting, Precision moved quickly ahead in creating drilling and formation evaluation tools that offered a whole new level of performance benefits.

By 2002, a number of those tools were already being used by clients around the world, with more poised for commercialization early in 2003.

Fort Worth, Texas

Getting a Clearer Picture with Wireline Technology

When Precision acquired Computalog Ltd. in 1999, it also acquired considerable expertise in manufacturing and research and development of new wireline technologies. Computalog's research and development group, located in Fort Worth, includes some of the best engineers, physicists, software developers and mechanical designers in the industry.

Specializing in open and cased hole wireline tool development, including completion services, the Fort Worth team introduced significant new products in 2002.

In addition to the new High Resolution Micro Imager (HMI™) tool, which is used to image reservoir features and provide high resolution data about subsurface formations, Computalog launched a number of other state-of-the-art tools. These included a Spectral Gamma Ray tool that is used in formation evaluation and enables Precision to effectively compete in high-technology wells, and the Flow Rate Tester (FRT)® tool, a new generation formation fluid sampling tool that provides rapid multiple downhole tests for real-time logging of reservoir production potential. Another Computalog product, the Hi-Temperature Slim Sector Bond™ tool, has a diameter of just 42 mm (1 11/16 in.) and is setting new standards for cement bond evaluation in cased holes by successfully logging wells at temperatures up to 218°C (425°F).

In 2003, Computalog will be expanding its research, development and training activities by adding a new 4,300 square meter (46,000 square foot) facility adjacent to the manufacturing facility in Fort Worth.

High Resolution Micro Imager (HMI™) Tool

The HMI™ tool uses electrical imaging to make it possible to visualize the borehole in real time, showing sedimentary features, cross-bedding, fractures, thin beds and structural features such as bed dip, direction, faults and reservoir structure. This sophisticated tool features six independent arms, each with a pad of 25 buttons that gather the high-resolution data customers need to visualize complex subsurface structures. The wellbore is sampled at a rate of 400 samples per meter (120 samples per foot) to give clients excellent imaging coverage and fine vertical resolution.



Development

Deployment

Yemen

Precision's HMI™ tool is on site in Yemen where it is hard at work for a large international energy company operating in that country's Masila Block. The project, involving three open hole and two cased hole units, was awarded to Precision in June 2002. A camp facility was set up, equipment mobilized and operations begun by September. The HMI™ tool provided our client with valuable information which was used to determine their development well program.



Houston, Texas

Achieving the Advantage in Drilling and Formation Evaluation Technology

Created by Precision as a new research and development group in 1999, Advantage R & D, Inc. was located in Houston to draw on the area's proven expertise in the design and development of high-end formation evaluation tools for the energy industry.

Advantage employs more than 60 staff, including engineers, physicists and technicians, focused on creating innovative measurement-while-drilling (MWD) and logging-while-drilling (LWD) technology. A state-of-the-art facility combines a first-class work environment with the latest in computer modeling technology, personnel training, manufacturing capabilities, and testing facilities.

Advantage's initial development efforts focused on a directional gamma ray MWD tool designed to give clients increased reliability and workability in extreme environments. The Hostile Environment Logging (HEL™) MWD system has demonstrated unprecedented capabilities for operations at high temperatures, under high pressures and at high flow rates. It is the backbone of an emerging suite of tools capable of operating in hostile environments, including the sophisticated PrecisionLWD™ system.

LWD systems are used to gather information about the formation being drilled, the well path, and other parameters used to monitor downhole drilling conditions. The PrecisionLWD™ system is specifically designed for challenging ultra-deepwater drilling environments, which includes wells with high pressures, fast drilling rates, or that require high circulation rates.

Continued on page 16

PrecisionLWD™ System

The new PrecisionLWD™ system is designed to address the shortcomings of the LWD systems that are currently available to deepwater operators, while also meeting their requirements for the future. With this new system, operators can successfully log wells while drilling up to 122 meters (400 feet) per hour. The PrecisionLWD™ system also operates at pressures up to 30,000 psi, which allows deeper wells to be drilled successfully. Before the PrecisionLWD™ system was introduced, operators had to rely on systems that could log at only 61 meters (200 feet) per hour, at pressures of only 25,000 psi.





Development

Burgos Basin, Mexico

The PrecisionLWD™ system has been used successfully in Mexico's Burgos Basin, combining the HEL™ MWD system with the Multi-Frequency Resistivity (MFR™) tool. This system, coupled with new density and neutron porosity tools to be commercialized in 2003, will form a triple-combo LWD service that will allow operators to make complete formation evaluation decisions.


Deployment

From page 14

With the PrecisionLWD™ system, the engineers at Advantage have created a versatile drilling and formation evaluation platform that can transmit data using either mud-pulse or electromagnetic (EM) technology. Typical MWD systems rely on mud-pulse telemetry to transmit data from downhole to the surface, with data quality potentially limited by such factors as drilling fluid flow rates, pressure drop at the bit, and drilling fluid that may be lost to the formation.

EM technology is not affected by these drilling factors and can create substantial savings in drilling time and project costs. This ensures that downhole information can be obtained during all phases of a drilling operation, including underbalanced drilling.

Together, Advantage's new MWD, LWD and EM tools have given Precision entry into high-temperature, high-pressure and high-margin markets around the world.



EMpulse™ Electromagnetic System

Electromagnetic (EM) MWD technology allows downhole real-time drilling data to be transmitted independent of rig hydraulics and without impact to rig operations. The EMpulse™ electromagnetic MWD system uses low-frequency electromagnetic waves to transmit downhole data in real time to the surface during conventional and underbalanced horizontal and directional drilling operations. EM telemetry transmits information through the formation to a surface antenna, where it is received and sent to a data acquisition system to be decoded and processed.





Development

The North Sea

In 2002, Precision set a world depth record for offshore data transmission using the EMpulse™ system in the southern portion of the North Sea for a major international exploration and production company. Traditional EM systems have limitations on depth due to loss of signal strength as the electromagnetic waves travel through the formation to the surface. This limitation was overcome by employing a patented method of electrically insulating the well casing with an external coating, which minimized signal loss and allowed successful data transmission from the extended well depth.

Deployment

Calgary, Alberta



Centralizing Expertise to Support Drilling and Completions

Under the umbrella of Precision's Research and Development Canada (R & D Canada) group, three specialized teams were brought under common management and one roof in the fall of 2002.

The Edmonton, Alberta engineering team of Computalog Drilling Services was consolidated with the Polar Completions and Flow Rate Tester (FRT)® tool development groups in Calgary to help speed the delivery of critical technologies to the field and enhance financial performance by sharing engineering services within Precision.

R & D Canada designs and manufactures ancillary products and technologies to support major projects at other Precision centers, and also designs and launches its own products for which a market has been identified. The group is located in a 7,300 square meter (79,000 square foot) research and manufacturing center in Calgary which is equipped with test facilities and ultra-modern, computer-controlled machine tools capable of producing any downhole equipment under stringent quality assurance systems

Development

Z-Frac™ Selective Stimulation Tool

The Z-Frac™ tool gives operators the ability to perforate and fracture multiple zones in a single run, cutting days off conventional completion programs and saving costs. With the Z-Frac™ tool, operators can work in hostile fluids at pressures as high as 10,000 psi. This tool also features a downhole shutoff valve, which allows the tool string to be placed and moved within the wellbore, under pressure, without the use of wireline blanking plugs. To date, the Z-Frac™ tool has performed with no mechanical failures.



In 2002, in partnership with Polar Completions, R & D Canada introduced the Z-Frac™ Selective Stimulation System, comprised of several downhole tools. The system allows a hydraulic fracturing operation to be performed on multiple zones within a wellbore in a single run, saving customers time and money.



Continued on page 20



Northwestern Alberta

An operator in northwestern Alberta needed a way to cost-effectively fracture multiple zones at high pressures. The Z-Frac™ tool's straddle packer technology, combined with Precision's snubbing services, allowed the operator to perform single trip, multi-zone sand fracture treatments at savings of between $80,000 to $100,000 per well over conventional multi-zone frac programs. While initial development of the Z-Frac™ tool focused on 5 1/2 in. casing strings, the tool is now so popular that two prototypes for other sizes of casing are being tested in early 2003.

Deployment

Development

From page 18

R & D Canada also introduced the Vari-Cone™ liner hanger system, which offers operators more options for choosing downhole equipment configurations. Because of that flexibility, the Vari-Cone™ system increases Precision's competitive edge, giving customers access to a high-end technology that was previously available only through a handful of large multinational companies. In 2002, development of Vari-Cone™ technologies resulted in four patents pending.

A number of other sophisticated technologies and products have been engineered by R & D Canada and were either launched in 2002 or expected to be in the field early in 2003.

These include the Selective Set Open Hole Straddle Packer, currently the only system that exclusively uses tubing hydraulics to operate downhole assemblies. It allows operators to selectively test isolated zones within horizontal wells to determine their potential and/or stimulate production. Other R & D Canada products include a Coiled Tubing Orienter to control direction of drilling by discrete changes of circulation; a Variable Gauge Stabilizer which can modify the bottomhole assembly configuration hydraulically without tripping out; and larger-diameter additions to Precision's line of mud-lubricated drilling motors to complement the HEL™ MWD system.

Vari-Cone™ Liner Hanger System

Precision's Vari-Cone™ liner hangers are available in single or multiple cone configurations. They feature a proprietary Scabbard Slip™ system that provides superior slip protection, drill-down capability with a unique rotational lock mechanism, improved flow dynamics during well conditioning and cementing operations, and a locking collet to prevent premature mechanical shearing of the slip assembly during run-in. The system also includes, as a standard, safety features normally associated with premium liner systems.







Indonesia

In 2002, Indonesia's national oil company became the first Precision client to deploy Vari-Cone™ liner hangers, which were installed on land in Java and in northern Sumatra. Both systems featured Vari-Cone™ tandem cone liner hangers with integral liner top packers. By early 2003, several Vari-Cone™ liner hangers had been installed successfully.

Deployment

Edmonton, Alberta

Breaking New Ground in Maintenance and Safety

Precision's research and development team in Edmonton is an integral part of CEDA International Corporation (CEDA), the only Canadian company offering turnkey industrial maintenance and turnaround services to the energy industry.

CEDA's research and development efforts have grown out of its unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. The new SuperLance™ tool is an outstanding example.

Working in collaboration with a large producer of crude oil from oil sands, CEDA developed this revolutionary tool for removing coke buildup, which largely determines when a coker unit must be shut down for maintenance. Conventional lancing systems provide only limited access to the curved section of the coker snout and no access to the entire gas outlet tube piping.

Drawing upon Precision's experience in coiled tubing drilling, CEDA adapted water blasting technology into a coiled lance that allows full access into the snout and gas outlet tube piping. The SuperLance™ tool performs online coker maintenance in a fraction of the time of conventional methods, with no shutdown in production, and with much reduced safety risk. It ultimately provides our clients with a new dimension in "online cleaning" unparalleled by traditional means. This process can be used in other cleaning applications that only months ago were considered impossible tasks.



The SuperLance™ System

Using the SuperLance™ system, a coil of about 24 meters (80 feet) of tubing is fed into a coker unit with a hydraulically-powered chain driver. The tubing's tip is equipped with multi-directional water cutting jets that blast away the coke buildup with high-pressure water at 7,500 psi. Greater crew safety comes from the automated design of the lance injection process during the cleaning operation. The new hydraulic-driven injection system is operated remotely from the vessel nozzle, while the conventional method requires a crew to work at the nozzle where the snout lance is injected.



Development



Fort McMurray, Alberta

During field testing in October 2002, the SuperLance™ system found immediate success at an Alberta oil sands refinery, working flawlessly through initial field trials. The client was able to successfully clean the reactor snout and gas outlet tubes. The automated cleaning processes also proved beneficial in improving the safety of the entire snout lancing process. Although developed for the energy industry, there is considerable potential for adapting the SuperLance™ system to improve maintenance practices in other industries.

Deployment

Nisku, Alberta

Getting More Bite from Drill Bit Technology

Strategically located in the supply and service corridor serving the drilling industry in Alberta, United Diamond Ltd. was formed by Precision in September 2000 to focus on polycrystalline diamond compact (PDC) drill bit technology. PDC bits drill with more speed and durability than traditional bits in many formations.

Now Canada's largest steel-bodied PDC drill bit manufacturer, United Diamond has an aggressive research and development program aimed at creating even more stable and durable PDC drill bits. It employs the latest in cutter technology with superior abrasion resistance.

In 2002, United Diamond continued to invade traditional rollercone drill bit territory when the research and development team in Nisku introduced the TorkBuster™ tool which gives their PDC bits an added edge. This tool increases rates of penetration, drills harder formations at even faster rates, and maintains steady and reduced torque in drillstrings.

With the launch of the TorkBuster™ tool and the growing demand for PDC bits, United Diamond has already outgrown its original 700 square meter (7,500 square foot) shop. In the spring of 2003, United Diamond is moving into a new facility of almost triple the size which allows more room for manufacturing, an expanded welding and repair center, TorkBuster™ tool repair, inventory, and operations personnel.

The Torkbuster™ Tool

The TorkBuster™ tool runs above the PDC bit in both rotary and directional drilling assemblies to help the bit shear the formation being drilled. The tool provides a high frequency, radially-directed impact to the bit which increases the rate of penetration, allows harder formations to be drilled at faster rates, and maintains a relatively small, steady torque level in the drillstring. Reducing torque in the drillstring improves the reliability of mud motors, downhole tools and other assembly components. It also allows for a smoother well path and reduced fatigue on drillpipe, drill collars and tool joints.




evelopm

Veracruz, Mexico

The TorkBuster™ tool has been deployed in Mexico to drill tough carbonate formations in the Veracruz area. Combined with a Computalog Commander® mud motor and a PDC drill bit from United Diamond, the TorkBuster™ tool has tripled the average rate of penetration.

Deployment





Cheltenham, England

Gaining more Control with Rotary Steerable Technology

Smart Stabilizer Systems Ltd., Precision's newest research and development group, is based in Cheltenham, England, where rotary steerable technology was created and where a large pool of engineering suppliers support the technology. The acquisition of BecField Drilling Services Ltd. in 2000 connected Precision to the existing local expertise, and to the potential for creating our own suite of state-of-the-art tools.

Rotary steerable systems allow operators to orient and control the well trajectory while rotating the drill string. The result is faster penetration rates, smoother wellbores, and fewer doglegs than in wells drilled by conventional methods using mud motors.

Precision's new Revolution™ rotary steerable system is the first 4 3/4 in. rotary steerable system to use point-the-bit technology to improve borehole quality and bit life, which translates into enhanced efficiency and cost savings. For our customers, the small tool diameter opens up different size and casing design options, and helps them realize the better bottom line benefits that smaller boreholes have on drilling and completion costs. By designing the 4 3/4 in. tool size first, Precision reduced the engineering challenges associated with producing the Revolution™ system in larger tool sizes, as well as shortening time to market and gaining better control of research and development costs.

Smart Stabilizer Systems moved into a new 1,300 square meter (14,000 square foot) research and development facility in 2002. The site features the latest high-tech assembly, testing and quality inspection equipment, and uses the latest 3D computer-aided design techniques.

In 2003, Smart Stabilizer Systems will focus on delivering tools for larger hole sizes and on further integrating near-bit sensors to help optimize the drilling process.

Revolution™ Rotary Steerable System

The first 4 3/4 in. rotary steerable system to use point-the-bit technology to control the well path, Precision's Revolution™ system is fully integrated with the PrecisionLWD™ system. The short, compact design of the Revolution™ system reduces the complexity of rotary steerable drilling technology while placing critical LWD measurements close to the bit.



Development

Burgos Basin, Mexico

First deployed successfully in Alberta on the drilling of a directional well southeast of Calgary, the Revolution™ rotary steerable system helped Precision's customer control the hole deviation and direction much more efficiently than by using conventional mud motors.

By early 2003, the Revolution™ system was also being used as part of Precision's integrated services project in Mexico's Burgos Basin. The system was used to efficiently drill a vertical well in a single run, in an area where formation influences had always necessitated directional correction runs.



Deployment



Hannover, Germany

Keeping Logging Tools on Track

Located in Hannover, Precision's directional drilling research and development center in Germany, System Entwicklung und Simulation (SES) or System Development and Simulation, was acquired with the purchase of BecField Drilling Services Ltd. in 2000.

The SES facility incorporates both research and manufacturing elements. A nearby test well allows tools in development to be tested under real-world conditions and provides a training venue for international operators.

The center was used in the 1990s to develop, manufacture and support a MWD system. This system is still the basis of Precision's directional drilling service business in Europe/Africa and the Middle East.

More recently, a team of wireline engineers and operators manufactured the new PrecisionTrac™ wireline conveyance system – a system that helps operators perform wireline logging jobs in highly deviated wells.

Other products currently under development in Hannover include a turbine generator power system with potential for reducing LWD costs and enhancing the operating range of the EMpulse™ electromagnetic MWD system. Work also continues on a new high-temperature mud-pulse telemetry system with improved data rate capability, and a new communication method for relaying commands from the surface to the Revolution™ rotary steerable system.

PrecisionTrac™ Wireline Conveyance System

With the PrecisionTrac™ system, customers can get logging and completion tools to the bottom of any wellbore. The system allows standard logging tools to be run on wireline cable in horizontal wells. Technical modifications by Hannover engineers also allow Precision's new tool to perform in deeper, hotter wells, reducing clients' costs. The PrecisionTrac™ system can also be used to fire perforating guns and set production packers.





development


Deployment

Cold Lake, Alberta

Extracting the millions of barrels of heavy oil that lie below the plains of Alberta and Saskatchewan in western Canada utilizes a special technique called Steam Assisted Gravity Drainage (SAGD). In 2002, a leading independent oil and gas company used the PrecisionTrac™ wireline conveyance system to deploy a ranging tool needed to ensure accurate well spacing for use of SAGD. The PrecisionTrac™ system eliminated the need for the tanks and pumping capabilities normally required for this procedure.

NATURE OF BUSINESS	NAME OF BUSINESS	LOCATION	EQUIPMENT AND FACILITIES
CONTRACT DRILLING GROUP			
Contract Drilling	**Precision Drilling**	Canada	227 drilling rigs (34% of the industry in Canada)
	Precision Drilling International	International	16 drilling rigs
Well Servicing	**Precision Well Servicing**	Canada	240 service rigs (26% of the industry in Canada)
Rig Assist Snubbing	**Live Well Service**	Canada, International	23 snubbing units (33% of the industry in Canada)
Camp and Catering Services	**LRG Catering Ltd.**	Canada	74 oilfield camps
Supply Procurement and Distribution	**Columbia Oilfield Supply Ltd.**	Canada	40,000 square foot warehouse and distribution facility
Drilling Equipment Engineering and Manufacturing	**Rostel Industries Ltd.**	Canada	48,000 square foot yard and shop facility
TECHNOLOGY SERVICES GROUP			
MWD/LWD and Directional Drilling Services	**Computalog Drilling Services**	Canada, U.S., International	135 drilling systems
Wireline Logging and Perforating Services	**Computalog Wireline Services**	Canada, U.S., International	46 open hole units, 177 cased hole units, 8 slickline units, 2 barges with cased hole skids
	Plains Perforating Ltd. Challenger Wireline	Canada	24 cased hole units, 10 slickline units, 4 mechanical units, 6 combination units
Controlled Pressure Drilling and Well Testing	**Northland Energy**	Canada, U.S., International	179 well testing systems, 44 RBOP® rotating blowout preventers, 22 controlled pressure drilling systems
Completion Products and Services	**Polar Completions Engineering Inc.**	Canada, U.S., International	55,000 square foot yard and manufacturing facility
Pressure Pumping Services	**Fleet Cementers, Inc.**	U.S.	16 cement units, 8 acid units, 1 fracturing spread, 1 sand delivery unit, 2 nitrogen units, 7 coiled tubing units, 1 cement testing facility
PDC Drill Bits	**United Diamond Ltd.**	Canada, U.S., International	19,000 square foot facility, manufacturing and operations support for 400 jobs/month
RENTAL AND PRODUCTION GROUP			
Industrial Maintenance and Turnaround Services	**CEDA International Corporation**	Canada, U.S.	166 vacuum trucks, 79 high-pressure units, 14 bundle blasters
Natural Gas Compression Services	**Energy Industries Inc.** *(sold effective January 1, 2003)*	Canada	90,000 square feet of production capacity
Surface Oilfield Equipment Rental and Transportation	**Smoky Oilfield Rentals**	Canada	3,600 surface units
Downhole Drilling Equipment Rental	**Big D Rentals**	Canada	10,000 joints of specialty drill stem, 4,000 tools
Wellsite Accommodation Rental	**Ducharme Oilfield Rentals**	Canada	281 trailers
Total employees, including contracted and project management individuals, as at December 31, 2002: 9,365			


Raising the bar in Corporate

Responsibility

Health, Safety and the Environment

Just as 2002 was a year for achieving new heights in technological development, it was also a year for Precision to raise the bar on its health, safety and environmental (HSE) practices.

In fact, the downturn in drilling activity gave Precision the opportunity to consolidate HSE management systems; intensify training efforts so field personnel were ready to perform at the highest possible standards when activity resumed; and demonstrate our commitment to providing HSE leadership, from the ranks of senior management to field workers anywhere in the world.

The results were rewarding for both our people and our bottom line.

SYSTEM CONSOLIDATION

In 2002, a new Shared Business Services department was formed to bring together some of the common services within the organization, including HSE.

As a result, HSE initiatives will be integrated on a corporate-wide basis, rather than a business segment basis, in 2003. This will result in cost savings, and allow Precision to share best practices found within the systems and procedures already developed by individual business units.

A corporate HSE Management System document was generated in 2002 for all Precision's business segments. This high level document identifies our HSE policy and key beliefs and provides a framework for systematically evaluating each of our business activities and identifying associated risks.

English, French, German and Spanish versions of the manual were prepared in 2002 and an Arabic version will be completed in 2003. Work also began on creating an internal HSE site on Precision's Intranet so our employees have access to the same information from any location around the world, at any time.

OUTSTANDING PERFORMANCE

Precision's safety performance continues to outstrip the industry average.

In Canada in 2002, the lost time incident (LTI) rates for our Contract Drilling Group (CDG) were 1.1 per 200,000 man hours; for our Technology Services Group (TSG) 1.4; and, for our Rental and Production Group 0.6.

Lost Time Incidents [1]

Contract Drilling Group



5
4
3
2
1
0
CDG
Industry
2002
2001

Technology Services Group



5
4
3
2
1
0
TSG
Industry
2002
2001

Rental and Production Group



5
4
3
2
1
0
RPG
Industry
2002
2001

(1) 2002 industry statistics are not yet available

Source Occupational Injuries and Diseases in Alberta (Upstream Oil & Gas and Construction) for the Years 1994 - 2001.

In other notable achievements in 2002, REPPSCO Services, a Rental and Production Group company and subsidiary of CEDA International Corporation, passed the one-million-hours milestone without sustaining a single lost time injury. Precision also had 264 drilling and service rigs operate free of recordable incidents in 2002.

WORKERS' COMPENSATION REBATES

Precision's ongoing investment in HSE is realizing returns on a financial, as well as the human level. As a result of the proactive safety programs we have in place, Precision will receive $1.3 million in rebates from Canadian workers' compensation boards for our 2002 performance.

AWARDS AND RECOGNITION

Precision's commitment to providing leadership in HSE practices continues to earn us recognition at home and around the world.

Our Corporation received the 2002 Green Machines ranking as the most environmentally responsible company in Canada for oil and gas services from a national group specializing in socially responsible investing and corporate social responsibility.

Also in 2002, Computalog Wireline Services earned the Carrier Safety Award from the Petroleum Services Association of Canada in the over 10 million kilometers category. This award recognizes the safety performance of all commercial vehicles in British Columbia, Alberta, Saskatchewan, Manitoba and the Territories.

Internationally, Precision Drilling Technology Services GmbH won the gold award from the Royal Society for the Prevention of Accidents for achieving a high standard of health and safety while working in the Middle East over the last four years.

In Germany, TSG earned the Safety Certificate Contractors One Star Award for implementation of its HSE management systems. This award results from review by an independent registration body. In 2003, TSG will aim for the Two Star Award by pursuing more detailed implementation.

HSE PROGRAMS


TARGET ZERO
IT'S PEOPLE... IT'S PERSONAL
Z

Target Zero™ – It's People, It's Personal

Target Zero™ is a bold safety statement that encompasses our mission to hurt no one. It is built upon management commitment and acceptance of safety responsibility. Target Zero™ is supported through our investment in training, and ensuring expectations to work safely are understood, with an overall focus on continuous improvement in all aspects of HSE.

Driver Safety

Precision has made dramatic improvements in reducing risk at our worksites and working towards our ultimate goal of Target Zero™. It is now time to extend the same focus to one of our greatest risks, driving to and from the worksite.

In 2002, Precision stepped up efforts to address one of the riskier parts of our day-to-day-work through a program called Driver Safety. An initiative that began within TSG, where a collision-risk assessment tool is used for all new hires, Driver Safety is currently being reviewed as a company-wide program.

Hank Swartout, Chairman and CEO: "Seat belts are a vital part of our personal protective equipment. At Precision Drilling Corporation, vehicle safety is a core concern and central to our initiative with the Royal Canadian Mounted Police (RCMP) to enhance training, education and awareness. In fact, our joint RCMP/Precision video production *"Drive to Survive"* is being viewed by Precision employees and many of our customers with a focus on saving lives and reducing vehicle incidents."

Safety Stand Down Week in Canada

Precision participated in the industry's first annual Safety Stand Down Week in January 2002. During the busiest time of the year senior managers, up to and including the Chief Executive Officer, visited worksites to discuss safety issues.

This program reinforced the strong focus that already exists within our Corporation for HSE accountability at the senior management level. During 2002, senior management completed a total of more than 300 site visits.

Recycling

A key part of Precision's HSE management system is to protect the environment by working to reduce, mitigate or eliminate potentially harmful effects from our activities or operations anywhere in the world. In 2002, TSG demonstrated this commitment by locating a German company that will recycle the lithium battery cells used in our MWD systems. In Mexico's Burgos Basin, Precision's integrated services team has developed systems for disposing of hazardous waste and creating an audit trail for measuring environmental performance.

Investing in People

During 2002, more than 1,200 supervisors and operations personnel completed observation and communication training during the downturn of drilling activity. This initiative helped participants develop a greater understanding of safety accountability and responsibility and provided support for the adoption of a philosophy that only accepts zero injuries. The mutual investment in time of both Precision management and field staff translated into the ability to quickly and safely ramp up to top performance once increased drilling activity resumed.

Communication

During 2002, Precision produced a number of videos addressing a wide range of HSE subjects and concerns. Such productions are essential to helping us communicate to employees throughout our Corporation with a consistent message about safety. All videos will be made available via Precision's Intranet so employees can view them anytime, from anywhere.

Corporate Giving – Giving back in the communities in which we operate

Corporate giving is an important part of corporate citizenship for Precision, because it helps strengthen our roots in the communities we serve.

In 2002, our Corporate Donations Program experienced its most active year to date, fulfilling over 65% of requests within the scope of 12 categories. These categories are: rural and urban community; international aid; women's groups; youth; aboriginal; medical; disabilities; the arts; the homeless; educational; the environment; and political.

More than half the donation requests were brought forward by Precision employees, with additional requests provided by customers, shareholders and the communities in which we operate.

Of course, the social consciousness of our employees extends far beyond corporate requests, which is why so many volunteer for a number of local charities, from the United Way and fun runs supporting cancer and other research, to adopting families of the less fortunate during the holiday season.

Giving back to the community is a philosophy we are proud to share with our employees.



A Full Accounting


Crude Oil Prices
WTI yearly average – US$/Bbl
35
30
25
20
15
10
5
0
98
99
00
01
02


Natural Gas Prices
AECO yearly average – Cdn.$/Mmbtu
6
5
4
3
2
1
0
98
99
00
01
02

2002 Revenue
Total: $1,689.2 Million


16%
38%
46%

- Rental and Production Group
- Technology Services Group
- Contract Drilling Group

2001 Revenue
Total: $1,953.6 Million


14%
34%
52%

- Rental and Production Group
- Technology Services Group
- Contract Drilling Group

2000 Revenue
Total: $1,355.5 Million


18%
27%
55%

- Rental and Production Group
- Technology Services Group
- Contract Drilling Group


Net Capital Expenditures
$ Millions
400
350
300
250
200
150
100
50
0
98
99
99
00
01
02
April 30
December 31


Cash Flow
$ Millions
500
400
300
200
100
0
98
99
99
00
01
02
April 30
December 31

Management's Discussion and Analysis

Management's Discussion and Analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements and the related Notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles between Canada and the United States are described in Note 15 to the Consolidated Financial Statements.

HIGHLIGHTS [1]

(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)

Years ended December 31,	2002	Increase (Decrease)	2001	Increase (Decrease)	2000	Increase (Decrease)
Financial Results						
Revenue	**$1,689,150**	**$ (264,413)**	$1,953,563	$ 598,110	$1,355,453	$ 620,713
% change		**(14%)**		44%		84%
Operating earnings [2]	**159,021**	**(222,611)**	381,632	123,418	258,214	138,299
% of revenue/% change	**9%**	**(58%)**	20%	48%	19%	115%
Earnings before goodwill amortization	**91,265**	**(127,054)**	218,319	65,445	152,874	101,461
% of revenue/% change	**5%**	**(58%)**	11%	43%	11%	197%
Earnings before goodwill amortization per share	**1.66**	**(2.37)**	4.03	1.00	3.03	1.89
% change		**(59%)**		33%		166%
Net earnings	**91,265**	**(95,269)**	186,534	56,421	130,113	94,531
% of revenue/% change	**5%**	**(51%)**	10%	43%	10%	266%
Net earnings per share	**1.66**	**(1.78)**	3.44	0.86	2.58	1.79
% change		**(52%)**		33%		227%
Cash flow [3]	**194,771**	**(270,902)**	465,673	167,800	297,873	196,394
% of revenue/% change	**12%**	**(58%)**	24%	56%	22%	194%
Cash flow per share	**3.55**	**(5.04)**	8.59	2.68	5.91	3.67
% change		**(59%)**		45%		164%
Financial Position						
Working capital	**210,256**		215,919		157,736	
Long-term debt [4]	**514,878**		496,200		548,096	
Long-term debt to long-term debt plus equity [4]	**0.25**		0.26		0.31	

(1) Quarterly financial information for the two year period ended December 31, 2002, is presented on page 3 of this annual report.

(2) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.

(3) Funds provided by operations (see Consolidated Statements of Cash Flow).

(4) Excluding current portion of long-term debt, which is included in working capital.

SUMMARY INCOME STATEMENT

(Stated in thousands of Canadian dollars)

Years ended December 31,	2002	2001	2000
Operating earnings (loss):			
Contract Drilling Group	$ **183,400**	$ 298,100	$ 212,633
Technology Services Group	**(40,646)**	60,428	30,620
Rental and Production Group	**43,618**	51,678	43,289
Corporate and Other	**(27,351)**	(28,574)	(28,328)
	159,021	381,632	258,214
Interest, net	**35,236**	43,582	28,713
Dividend income	**(39)**	(1,106)	–
Gain on disposal of investments	**(900)**	(1,805)	(40)
Earnings before income taxes, non-controlling interest and goodwill amortization	**124,724**	340,961	229,541
Income taxes	**32,308**	121,774	76,667
Earnings before non-controlling interest and goodwill amortization	**92,416**	219,187	152,874
Non-controlling interest	**1,151**	868	–
Earnings before goodwill amortization	**91,265**	218,319	152,874
Goodwill amortization, net of tax	**–**	31,785	22,761
Net earnings	$ **91,265**	$ 186,534	$ 130,113

Oilfield activity in both Canada and the U.S., as measured by number of wells drilled, declined by approximately 20% in 2002 relative to 2001. As a result we experienced a reduction of revenue and an erosion of operating margins due to competitive pressures. International drilling activity increased moderately in 2002 in all regions except Latin America. The political instability in Venezuela had a negative impact on activity levels and operating results of both our Contract Drilling Group and the Technology Services Group.

The Contract Drilling Group performed well in the softer market and undertook a number of initiatives to further improve the efficiency of operations. Actions taken were aimed at standardization of operating and administrative processes and realization of economies of scale. The Canadian operation's refinement of its integrated management information systems has been an enabler for continued improvement of this business. The strength of this group continues to be the foundation that allows the Corporation to pursue its long-term strategies with respect to the Technology Services Group.

Throughout 2002, the Corporation continued to focus on the Technology Services Group and two key elements of its long term plan, development of new technologies and geographic expansion, both of which present Precision with opportunities for continued growth. Progress was made on both fronts. Revenue generated outside Canada and the U.S. grew by 63% in 2002 over 2001 from $150.0 million to $245.2 million. A significant portion of this growth occurred in Mexico with the success of the Corporation's integrated services project in the Burgos Basin. Revenue also grew in each of the Corporation's other operating regions, namely Europe/Africa, Latin America, the Middle East and Asia/Pacific. The pursuit of growth, however, came with a cost as operations and administrative support structures were uneconomic at this stage in the business' development.

With respect to technology, new product introductions in 2002 included the High Resolution Micro Imager (HMI™) tool, the Flow Rate Tester (FRT)® tool, the Hostile Environment Logging (HEL™) MWD system, the PrecisionLWD™ system, the EMpulse™ electromagnetic MWD system, the Z-Frac™ tool, the Vari-Cone™ liner hanger system, and the TorkBuster™ tool. Early in 2003, the new Revolution™ rotary steerable system underwent successful field tests as has the LWD Triple-Combo tool set. The further deployment of our new suite of tools should begin to generate increasingly significant revenues over the next several years.

The Corporation's strong balance sheet is another element of the solid foundation that allows Precision to continue to pursue its long-term strategic objectives. Precision enjoys a strong working capital position and a long-term debt to long-term debt plus equity ratio of a modest 25% at December 31, 2002. Early in 2003, the Corporation's balance sheet was further bolstered by the sale of Energy Industries Inc. for proceeds of $60 million, which were used to pay down borrowings under our revolving credit facility.

Precision's operations are managed in three industry segments. The Contract Drilling Group (CDG) includes drilling rigs, service rigs, hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. The Technology Services Group (TSG) includes wireline, directional drilling, MWD/LWD services, well testing, pumping services for cementing, fracturing and well stimulation, the design, manufacture and marketing of downhole completion tools and the design, manufacture and marketing of polycrystalline diamond compact (PDC) drill bits. The Rental and Production Group (RPG) includes oilfield equipment rental services, industrial maintenance services and compression equipment packaging, rental, sales and service.

CONTRACT DRILLING GROUP

(Stated in thousands of Canadian dollars, except per day/hour amounts)

Years ended December 31,	2002	% of Revenue	2001	% of Revenue	2000	% of Revenue
Revenue	$ 773,949		$ 1,010,020		$ 743,544	
Expenses:						
Operating	494,511	63.9	603,797	59.8	440,513	59.2
General and administrative	30,265	3.9	33,124	3.3	32,417	4.4
Depreciation	63,045	8.1	75,511	7.5	58,194	7.8
Foreign exchange	2,728	0.4	(512)	(0.1)	(213)	–
Operating earnings	$ 183,400	23.7	$ 298,100	29.5	$ 212,633	28.6

Years ended December 31,	2002	% Increase (Decrease)	2001	% Increase (Decrease)	2000	% Increase (Decrease)
Number of drilling rigs (end of year)	243	(2.0)	248	1.6	244	10.9
Drilling operating days (worldwide)	35,081	(25.6)	47,142	8.7	43,376	43.8
Revenue per operating day	$ 16,008	(0.1)	$ 16,097	15.3	$ 13,961	13.8
Number of service rigs (end of year)	240	(6.6)	257	–	257	238.2
Service rig operating hours	392,210	(20.4)	492,480	121.3	222,539	108.3
Revenue per operating hour	$ 446	4.4	$ 427	12.4	$ 380	11.8

Most of CDG's assets are positioned within the energy services market in Canada where we have a dominant market share in each of our core businesses, with unique capability in our vertical integration. Deployment of assets into international markets in situations that meet our financial targets and operational expertise is a growth initiative that is steadfastly pursued within this group. International contract drilling is active with 16 drilling rigs engaged in Mexico, Venezuela, India, Oman, Brazil and Argentina.

Geographic Distribution of Revenue


2002
Total: $773.9 Million
15%
85%
2001
Total: $1,010.0 Million
13%
2000
Total: $743.5 Million
11%
Canada
International

The segment's core business, drilling and workover services in Canada, incorporates the following elements:

- Contract drilling rigs – Precision Drilling – 227 drilling rigs – 34% of industry rigs
- Service rigs – Precision Well Servicing – 240 service rigs – 26% of industry rigs
- Snubbing units – Live Well Service – 23 snubbing units – 33% of industry units
- Drilling camps and catering – LRG Catering – 74 camps – 20% of industry camps

These operations, along with the drilling rigs working internationally, are supported by the following services:

- Rostel Industries provides standardized workmanship in equipment manufacture and repair services.
- Columbia Oilfield Supply provides centralized procurement, inventory and distribution of consumable supplies.

		2002			2001		
Type of Drilling Rig	Depth	Canada	International	Total	Canada	International	Total
Single	to 1,200 m	**17**	**–**	**17**	16	2	18
Super Single®	to 2,500 m	**16**	**4**	**20**	17	3	20
Double	to 3,000 m	**96**	**6**	**102**	99	7	106
Light triple	to 3,600 m	**48**	**5**	**53**	47	6	53
Heavy triple	to 7,600 m	**39**	**1**	**40**	39	1	40
Coiled tubing		**11**	**–**	**11**	11	–	11
Total fleet		**227**	**16**	**243**	229	19	248

Type of Service Rig	2002	2001
Single	**1**	4
Freestanding mobile single	**50**	23
Mobile single	**55**	91
Double	**58**	60
Freestanding mobile double	**6**	5
Mobile double	**45**	48
Heavy double	**7**	9
Freestanding heavy double	**2**	–
Slant	**16**	16
Swab	**–**	1
Total fleet	**240**	257

While safety and quality service are our primary focus, close behind are our basic and simple methods of controlling costs in conjunction with revenue generation. Canada is a market that has allowed the segment to mature into an efficient and productive business model, but not without challenge. Due to the seasonal and economic cycles associated with our industry, our fixed cost support infrastructure is lean with great elasticity to expand direct variable costs to meet high equipment demand periods and conversely, to shrink with drops in utilization. Fixed cost support infrastructure relates to salaried office personnel and systems while variable costs typically relate to our employees that work directly with equipment on the job, in the field. The variable, hourly paid field employees work and get paid when associated equipment is generating revenue. The only exception is for maintenance work and, certain educational and training endeavours.

2002 Compared to 2001

The asset base for CDG was virtually unchanged during the year, as there were no additions and certain rigs, five drilling and 17 service, have been taken out of service. The reasons for the decline in activity in 2002 compared to 2001 were two-fold. First, competition and industry capacity continued to increase, albeit at a slower pace, as competitors continued to build new equipment. Available rigs in Canada are now at an all-time high. Second, although the fourth best year ever in western Canada in terms of well completions, 2002 was characterized by low risk drilling whereby short duration shallow gas wells were dominant. A lack of confidence in energy commodity pricing triggered conservative spending by our customers. This is noteworthy as drilling parameters serve as a lead indicator for most future energy services within a region. There were 14,459 wells drilled in Canada in 2002, a mark that resulted in a drilling rig activity decline of 27% to 31,363 operating days for Precision in Canada, representing a 38% utilization rate, a post-1992 low. Service rig activity declined 20% to 392,210 hours in Canada (44% utilization). Our service rig work was split one-third new well completion, with the remaining two-thirds directed towards the workover of existing wells in production. Snubbing unit activity declined 15% and camp and catering days declined 37% to 9,041 days (33% utilization).

Capital expenditures should ensure that equipment is kept up-to-date with economic and environmentally based technological upgrades. Capital expenditures are managed to closely match changes in demand for our existing asset base. Measures of demand include utilization, revenue and operating earnings. Compared to the prior year, service and drilling rig utilization declined a combined 24%, capital expenditures were down 59%, revenue reduced 23% and operating earnings declined 38%.

In terms of operating earnings, the $114.7 million dollar drop over the prior year is due to a volume reduction of $69.7 million resulting from lower equipment utilization, with the remaining $45.0 million due to price competitiveness giving rise to lower rig dayrates and less coverage of fixed infrastructure costs. Drilling and service rig dayrates were strong in the first quarter of 2002 as record 2001 performance momentum carried forward through winter drilling. However, as the remaining three quarters progressed, steadily softening demand continued to erode operating margins and CDG exited the year with margins at 52 week lows. With spot market rates for drilling rigs in early 2003 having increased by $1,000 per day in the oversupplied doubles market, there are early signs that equipment demand and rates may strengthen in 2003 rather than deteriorate throughout the year, as they did in 2002.

2001 Compared to 2000

CDG saw revenue increase by 36% in 2001 over 2000. This increase was the net result of improved pricing and an increased fleet size with acquisitions completed in the second half of 2000. Price increases realized during the buoyant first half of 2001 were for the most part maintained throughout the remainder of the year.

Operating earnings increased by $85.5 million or 40%; however, as a percentage of revenue it remained relatively consistent at 30% in 2001 compared to 29% in 2000. The mix of business within the segment influenced this latter comparison. Well servicing typically generates less operating margin than contract drilling rigs. Although well service hours experienced 121% growth and drilling rig operating days a mere 9%, overall operating earnings as a percentage of revenue increased due to strong pricing for drilling rigs in Canada and internationally. During 2001, Canadian rig labour rates were increased approximately 10%.

Within CDG, 88% of revenue was generated in Canada. Canadian equipment utilization for 2001 as a percentage of available days was nominally less than 2000 due to a highly unusual decline in demand during the fourth quarter. Both drilling and service rig operations managed to build and hold pricing gains until late in the year. As 2001 came to a close, competitive pressure was serving to lower customer pricing as available rig supply in the spot market was growing.

TECHNOLOGY SERVICES GROUP

(Stated in thousands of Canadian dollars)

Years ended December 31,	2002	% of Revenue	2001	% of Revenue	2000	% of Revenue
Revenue	**$ 639,367**		$ 669,439		$ 372,425	
Expenses:						
Operating	**493,425**	**77.2**	440,547	65.8	255,012	68.5
General and administrative	**91,123**	**14.3**	81,905	12.2	38,920	10.5
Depreciation and amortization	**58,935**	**9.2**	51,656	7.7	27,969	7.5
Research and engineering	**34,862**	**5.4**	32,440	4.9	20,288	5.4
Foreign exchange	**1,668**	**0.3**	2,463	0.4	(384)	(0.1)
Operating earnings (loss)	**$ (40,646)**	**(6.4)**	$ 60,428	9.0	$ 30,620	8.2

Years ended December 31,	2002	% Increase (Decrease)	2001	% Increase (Decrease)	2000	% Increase (Decrease)
Wireline jobs performed	**30,813**	**(18.6)**	37,845	28.6	29,431	220.6
Directional wells drilled	**1,654**	**44.1**	1,148	15.1	997	–[1]
Well testing/CPD [2] man days (Canada only)	**49,227**	**(18.1)**	60,135	43.9	41,777	70.6

(1) Not available in 1999.

(2) Controlled Pressure Drilling (CPD).

2002 Compared to 2001

As illustrated in the following charts, TSG continued its geographic diversification efforts in 2002. Revenue declined by $30.1 million or 4.5% in 2002 compared to 2001. The Canadian and U.S. operations saw revenue decline as a result of reduced activity levels. The year over year decline in number of wells drilled amounted to approximately 20% in both markets. The U.S. operations were also hampered by delays in the rollout of our new suite of tools. We believe that the segment's new generation tools should generate a growing revenue base as more tools are deployed.

Geographic Distribution of Revenue


2002
Total: $639.4 Million
38%
24%
2001
Total: $669.4 Million
22%
32%
2000
Total: $372.4 Million
12%
Canada
U.S.
Rest of World

Revenue increased in all regions except Canada and the U.S. as the segment's expanded international presence facilitated the participation in a broader spectrum of projects. The political situation in Venezuela did have a negative effect on revenue as oil and gas production activity in that country was virtually shut down in the last six weeks of the year.

Having set up regional operations centers in 2001, our strategy in 2002 was to establish brand recognition for Precision through successful completion of competitively bid projects. With these expanded operations, Precision is now becoming recognized as a viable alternative to the historical group of oilfield service providers in many international markets. However, the scope of TSG's growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations support and administrative organizations that were uneconomic for the start-up revenue levels realized. This is also reflected in operating and general and administrative expense, which grew 11.9% year-over-year while revenue declined by 4.5%.

Rectifying this situation is now the top priority of management. The research and engineering team and manufacturing operations have made substantial progress towards achieving the objectives established when the Corporation's expansion into technology services was initiated. These significant technological developments are described below. The emphasis will now be on operating the business units as efficiently as possible and growing the revenue base to make full use of the infrastructure. This will involve focusing on the segment's two main product lines, namely wireline and directional drilling services. We believe many of the start-up costs are behind us and with the delivery of the new generation tools, Precision will be able to more effectively compete in the global oilfield services market.

Success in increasing revenue and profitability in TSG is largely dependent upon the deployment of the technologies discussed above. The number of tools manufactured and delivered to field operations increased steadily over the course of 2002.

Significant technology developments were achieved in both drilling and wireline services in 2002. The focus for 2003 will be to actively support the field testing and deployment of the new technologies presently under development and to develop and deploy important enabling infrastructure technology.

The EMpulse™ electromagnetic MWD system had three major upgrades that allowed it to operate under more severe levels of shock and vibration. The basic system was upgraded to be able to operate at temperatures up to 150°C with the high-temperature system up to 175°C. Improved features for offshore drilling applications included the creation of an antenna deployment and recovery system, development of surface handling systems and the creation of an innovative system for transmitting the signal through a specially coated casing string.

Development of the Hostile Environment Logging (HEL™) MWD system and the PrecisionLWD™ system, each designed to operate in high-temperature and high-pressure wells, was completed in 2002. The PrecisionLWD™ system consists of a pulser, downhole power system, communication infrastructure, azimuthal gamma ray tool, directional tool, high accuracy bore and annulus pressure monitors, Multi-Frequency Resistivity (MFR™), neutron porosity and density tools (referred to as a triple-combo system), as well as the surface systems needed to deliver the service at the rig site.

Field testing of the 4 3/4 in. Revolution™ rotary steerable system commenced late in 2002. This tool is designed to be used in conjunction with the HEL™ MWD and PrecisionLWD™ systems.

Progress was made in cased hole logging, the most significant being the development of a best-in-class high-temperature Sector Bond™ tool; a high reliability pulsed neutron generator for the Pulsed Neutron Decay-Spectrum (PND®-S) tool, and a gamma ray/neutron tool. Highlights in open hole logging include successfully field testing the Spectral Gamma Ray tool. The software group added significant processing and field interpretation capability to the cased hole workstation.

2001 Compared to 2000

In 2001, TSG made progress in pursuit of its international growth objectives. Significant effort and investment was directed to the U.S. wireline operation resulting in increased market share and providing a solid base from which to expand our other services lines in this market.

The integration of acquisitions, most notably Geoservices S.A. and BecField Drilling Services Ltd. (BecField), was also a focus in 2001. These additions provided technological advances and distribution channels with established operating structures in international markets. The integrated service contract in Mexico's Burgos Basin established Precision's presence in that country, which resulted in additional controlled pressure drilling, well testing, directional drilling, MWD/LWD and drill bit contracts. These expansion initiatives combined with increased domestic activity levels to generate an 80% increase in revenue to $669.4 million in 2001 compared to 2000.

Operating earnings increased by 97% to $60.4 million from $30.6 million in 2000. As a percentage of revenue, operating earnings improved slightly from 8% to 9%. The operational and administrative infrastructure necessary to deliver the segment's services internationally were in the initial stages of development in the U.S., Latin America, Europe/Africa, the Middle East and Asia/Pacific. This included the equipment and facilities to repair the MWD/LWD tools being produced by the Corporation's research and engineering staff at Advantage R & D, Inc. (formerly Advantage Engineering Services, Inc.). Costs for training field personnel and establishing technical support networks were also incurred to facilitate the rollout of the suite of new tools.

RENTAL AND PRODUCTION GROUP

(Stated in thousands of Canadian dollars)

Years ended December 31,	2002	% of Revenue	2001	% of Revenue	2000	% of Revenue
Revenue	**$ 274,403**		$ 271,880		$ 239,220	
Expenses:						
Operating	**203,055**	**74.0**	192,857	71.0	171,192	71.6
General and administrative	**12,674**	**4.6**	12,353	4.5	11,207	4.7
Depreciation	**15,095**	**5.5**	14,934	5.5	13,995	5.8
Foreign exchange	**(39)**	**–**	58	–	(463)	(0.2)
Operating earnings	**$ 43,618**	**15.9**	$ 51,678	19.0	$ 43,289	18.1

Years ended December 31,	2002	% Increase (Decrease)	2001	% Increase (Decrease)	2000	% Increase (Decrease)
Equipment rental days (000's)	**607**	**(34.4)**	925	37.9	671	40.4
Number of compressor packages sold	**77**	**37.5**	56	(17.6)	68	15.3
Plant maintenance man-days (000's)	**259**	**12.6**	230	15.0	200	–[1]

(1) Not available in 1999.

2002 Compared to 2001

Revenue in RPG increased modestly in 2002 over 2001 as reductions in the oilfield equipment rental business were more than offset by increases in the industrial plant maintenance operation and the compression packaging business. The industrial plant maintenance business benefited from the commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oil sands projects in northern Alberta. Operating margins were consistent with 2001 levels. During the year, this business was expanded through the acquisition of a vacuum truck operation in northern Alberta. The utilization of these assets will be enhanced by using them for plant maintenance work in addition to their continued operation in the oil and gas drilling and well servicing market.

Compression packaging revenue increased slightly and margins remained consistent with 2001 levels. Energy Industries Inc., the subsidiary which carried on this business, was sold in March 2003 with an effective date of January 1, 2003. Although this operation had been profitable since its acquisition by Precision in 1996, it was not a core business in the Corporation's energy services globalization strategy.

The oilfield equipment rental business saw revenue decline in conjunction with reduced Canadian drilling activity. This also had an impact on overall segment profitability as the rental business has higher margins than the industrial plant maintenance and compression packaging businesses.

2001 Compared to 2000

Revenue in RPG increased by $32.7 million in 2001 or 14%, with the majority of the increase coming from the industrial maintenance and plant turnaround operation. This business saw strong returns from its expansion to service the oil sands projects in northern Alberta and from its focus on providing a full range of services to its customers.

Operating margins improved slightly with increased activity levels. In spite of strong competitive pressures, the gas compression business was able to maintain its revenue and operating margins.

OTHER ITEMS

2002 Compared to 2001

Corporate and Other Expenses

Net expenses for the Corporate and Other segment declined by $2.0 million in 2002 compared to 2001. The primary reason was the reduction in variable compensation payments, which are tied to corporate performance.

Foreign Currency Translation

Effective January 1, 2002, the Corporation was required to adopt, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses on foreign currency denominated long-term monetary items will no longer be deferred and amortized but rather expensed as incurred. The new standard is consistent with U.S. practice.

Interest Expense

Net interest expense declined by $8.3 million in 2002 as a result of the reduced cost of borrowing due to declining interest rates and reduced borrowing levels. The average debt outstanding in 2002 was $568.4 million compared to $630.8 million in 2001. Interest coverage, defined as operating earnings divided by net interest expense, declined to approximately five times in 2002 compared to nine times in 2001. Interest coverage is expected to move back towards 2001 levels in 2003 based upon anticipated activity levels and interest rates.

Income Taxes

The effective tax rate on earnings before income taxes and goodwill amortization was 26% in 2002 compared to 36% in 2001. This reduction is due to the combined impact of tax rate reductions instituted by both the Alberta and Canadian Federal governments and income taxed in jurisdictions with lower tax rates.

The effective tax rate in 2002 and 2001 was reduced by 0.5% and 2%, respectively, as a result of tax rate decreases enacted by the Alberta government in those years. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions was $2.6 million in 2002 and $6.0 million in 2001.

Goodwill Amortization

In 2001, standards under both Canadian and U.S. GAAP were issued that eliminated the amortization of goodwill. These rules were adopted January 1, 2002, by the Corporation.

2001 Compared to 2000

Corporate and Other Expenses

Corporate and Other expenses of $30.8 million increased 8% from $28.6 million in 2000 following the growth of the Corporation. In particular, the continued development of the corporate office in Houston, Texas, facilitated marketing initiatives to support the international expansion. Corporate expenses are primarily personnel related costs, including incentive pay, which is tied to performance. The strong financial performance of the Corporation resulted in increased employee compensation costs.

Interest Expense

Net interest expense increased by $14.9 million or 52% in 2001 over 2000, following the increase in average net borrowings from $455.9 million in 2000 to $630.8 million in 2001. Net borrowings at year-end dropped to $600.1 million from $675.4 million at year-end 2000. As a percentage of revenue, net interest expense remained at 2%. Interest coverage, defined as operating earnings divided by net interest expense, remained at nine times.

Income Taxes

The Corporation's effective tax rate was 36% of earnings before income taxes and goodwill amortization, compared to 33% in 2000. The increase in the tax rate resulted from the impact on future tax expense of tax rate reductions in 2001 and 2000. In 2001, the Alberta government enacted a 2% reduction in tax rates effective April 1, 2001. In 2000, the Canadian Federal government substantially enacted into law a 7% corporate tax rate reduction over the period 2001 to 2004. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense in the year the law is passed or substantially enacted. The impact of the Alberta tax rate reduction in 2001 was $6.0 million and in 2000 the impact of the Canadian Federal rate reduction was $19.9 million. Excluding the impact of these rate reductions on future tax expense, the Corporation's effective tax rate was 38% in 2001 and 42% in 2000.

Goodwill Amortization

Goodwill amortization increased by $9.0 million, partially due to adding $23.9 million in goodwill from the BecField acquisition and also from the full year of amortization on the $268.9 million of goodwill primarily associated with the acquisitions of Plains Perforating Ltd. and CenAlta Energy Services Inc. in 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation continues to adhere to its conservative financial philosophies, the cornerstones of which are to manage capital spending in relation to cash flow and to maintain a strong balance sheet. On a combined basis, over the last two years our investing activities have been financed entirely from operating cash flow. Our balance sheet remains solid with working capital of $210.3 million and a long-term debt to long-term debt plus equity ratio of 25% at December 31, 2002.

In March 2003, the Corporation received $60.0 million on the sale of Energy Industries Inc. These funds were used to repay borrowings under the $350.0 million revolving credit facility. At December 31, 2002, borrowings under the facility amounted to $208.3 million.

Management believes that maintaining focus on these financing principles is a key element of the Corporation's risk management program that must respond to the very cyclical oil and gas business. The Corporation's strong balance sheet and unutilized borrowing capacity, combined with funds generated from operations, is expected to provide sufficient capital to fund its ongoing operations and future expansions.

ACCOUNTING STANDARD CHANGES

In 2003, the Corporation will be required to adopt new Canadian accounting standards relating to testing the impairment of long-lived assets. These standards are substantially equivalent to the corresponding U.S. rules. The new standards establish a two step process for determining the impairment on long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of any impairment loss recognized is equal to the excess of the asset's carrying value over the present value of the discounted cash flows expected to result from its use and eventual disposition.

BUSINESS RISKS

Crude Oil and Natural Gas Prices

The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US $29 per barrel in early 2001, US $20 in late 2001, and recently in excess of US $30. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumer's ability to switch from one to the other to take advantage of relative price variations.

The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in CDG are more variable in nature than those within TSG. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

Workforce Availability

The Corporation's ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate our field equipment and experienced sales and technical support professionals. During periods of high activity levels, the attraction and retention of such employees is sometimes challenging due to competition for their services. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

Within CDG, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and we work closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

Many of our Canadian businesses have recently experienced manpower shortages. Over 70 drilling rigs ran without relief crews throughout the early part of 2003, requiring them to shut down when crews needed time off. TSG's Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

Weather

The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground, rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. This "spring breakup", which generally occurs in March and April and has a duration of from four to six weeks, has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

Working with customers, we strive to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring season, which can occur any time from late March through May, is traditionally our slowest time.

Technology

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, controlled pressure drilling, coiled tubing drilling, and methods of providing real-time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3D and 4D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of drilling technology. The success of our in-house designed and built Super Single® rig, both in Canada and abroad, is testimony of our dedication to these efforts.

The continued development of our TSG segment and, in particular, the work of its research and development teams put the Corporation at another level where high-end technological innovation is paramount to success. We have assembled teams of highly qualified experienced professionals that work in state-of-the-art testing facilities. The technologies they have developed are at or near the commercial deployment stage, however, the success of future technological endeavours is never certain.

Acquisition Integration

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to our future success.

Foreign Operations

The Corporation is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than we are accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.

Foreign Currency Exchange Rates

The Corporation has a number of sources of foreign currency exchange risk. On international contracts, attempts are made to structure revenue streams such that a portion sufficient to match local expenditures is denominated in the local currency, with the remainder being denominated in U.S. dollars. In addition, many of our business units buy a portion of their parts and supplies from suppliers in the U.S. Also, the manufacturing effort associated with the deployment of the new suite of tools is taking place in the U.S. As a result, the Corporation is presently a net payer of U.S. dollars.

Merger and Acquisition Activity

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on reorganization activities prior to committing funds to significant drilling and maintenance projects. Future merger and acquisition activity could have a short-term impact on our business, but in the long-term should result in a stronger, more active market.

OUTLOOK

Strengthening domestic natural gas prices and relatively strong world oil prices should bode well for business prospects in the energy services sector. The economics of natural gas supply and demand is the fundamental driver of our business in North America. The combination of high natural gas demand induced by harsher winter weather conditions and declining production capability due to depleting reserves and reduced drilling activity support the growing consensus that natural gas prices will remain strong through 2003 and into 2004. Strong, sustainable pricing is what has been required to get production companies recently back to work drilling and completing wells to close the natural gas supply and demand gap. Canadian activity has been very strong in the first quarter of 2003 and all indications are that demand for the services provided by the Corporation will remain high throughout the year and into 2004.

Recently oilfield activity in the U.S. has shown signs of reacting to these same business fundamentals with the rig count climbing to over 900. This has been reflected in the results of our U.S. business units. Mexico is also a key player in the North American natural gas supply and demand picture and the Corporation will continue to build on its success in that country.

The expected increase in North American oilfield activity and the deployment of new tools should enhance Precision's results in 2003. International activity is expected to continue at its existing pace, barring any impact that war in the Middle East might have. From this solid foundation, we will continue to move forward with our technological and global expansion efforts but in a more focused manner, concentrating on our core service lines and the profitability of those businesses, particularly within TSG. The geopolitical environment in many international regions will likely also play a factor in the speed of our expansion efforts as we weigh the risks associated with deploying people and equipment.

Although delayed beyond original expectations, our suite of new downhole tools is now moving from the development stage to the deployment stage. This new equipment is a key element that should allow the Corporation to compete effectively and grow in international markets and to better utilize the service delivery infrastructure established over the last two years.

Management's Report to the Shareholders

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management's Discussion and Analysis (MD & A). The MD & A is based upon the Company's financial results prepared in accordance with Canadian GAAP. The MD & A compares the audited financial results for the twelve months ended December 31, 2002 to December 31, 2001 and the twelve months ended December 31, 2001 to December 31, 2000. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual general and special meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three directors who are not employees of the Corporation, has discussed the consolidated financial statements, including the notes thereto, with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



Hank B. Swartout (signed)

Chairman of the Board, President
and Chief Executive Officer



Dale E. Tremblay (signed)

Senior Vice President Finance
and Chief Financial Officer

March 6, 2003

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP (signed)

Chartered Accountants

Calgary, Canada

February 11, 2003, except for
Note 20 which is as at March 6, 2003

Consolidated Balance Sheets

(Stated in thousands of dollars)

As at December 31,		2002	2001
			(Restated – Note 2)
Assets			
Current assets:			
Cash		$ 17,315	$ 13,231
Accounts receivable		443,799	474,528
Income taxes recoverable		7,804	–
Inventory	*(Note 3)*	132,909	111,393
		601,827	599,152
Property, plant and equipment, net of accumulated depreciation	*(Note 4)*	1,521,444	1,418,609
Intangibles, net of accumulated amortization of $15,235 (2001 - $9,413)		72,380	74,004
Goodwill		546,921	545,377
Other assets	*(Note 5)*	17,443	14,216
		$ 2,760,015	$ 2,651,358
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness	*(Note 6)*	$ 95,321	$ 85,384
Accounts payable and accrued liabilities	*(Note 18)*	268,568	253,342
Incomes taxes payable		–	12,764
Current portion of long-term debt	*(Note 7)*	27,682	31,743
		391,571	383,233
Long-term debt	*(Note 7)*	514,878	496,200
Future income taxes	*(Note 11)*	318,547	355,078
Non-controlling interest		2,019	868
Shareholders' equity:			
Share capital	*(Note 8)*	912,916	887,160
Retained earnings		620,084	528,819
		1,533,000	1,415,979
Commitments and contingencies	*(Notes 10 and 19)*		
		$ 2,760,015	$ 2,651,358

See accompanying notes to consolidated financial statements.

Approved by the Board:



Hank B. Swartout (signed)
Director



H. Garth Wiggins (signed)
Director

Consolidated Statements of Earnings and Retained Earnings

(Stated in thousands of dollars, except per share amounts)

Years ended December 31,		2002	2001	2000
			(Restated - Note 2)	(Restated - Note 2)
Revenue		**$ 1,689,150**	$ 1,953,563	$ 1,355,453
Expenses:				
Operating		**1,190,991**	1,238,864	871,016
General and administrative		**158,490**	153,498	102,848
Depreciation and amortization		**141,429**	145,120	101,300
Research and engineering		**34,862**	32,440	20,288
Foreign exchange		**4,357**	2,009	1,787
		1,530,129	1,571,931	1,097,239
Operating earnings		**159,021**	381,632	258,214
Interest:				
Long-term debt		**34,508**	44,112	31,166
Other		**1,334**	556	473
Income		**(606)**	(1,086)	(2,926)
Dividend income		**(39)**	(1,106)	–
Gain on disposal of investments		**(900)**	(1,805)	(40)
Earnings before income taxes, non-controlling interest and goodwill amortization		**124,724**	340,961	229,541
Income taxes:	(Note 11)			
Current		**69,288**	25,753	36,252
Future		**(36,980)**	96,021	40,415
		32,308	121,774	76,667
Earnings before non-controlling interest and goodwill amortization		**92,416**	219,187	152,874
Non-controlling interest		**1,151**	868	–
Earnings before goodwill amortization		**91,265**	218,319	152,874
Goodwill amortization, net of tax	(Note 2)	**–**	31,785	22,761
Net earnings		**91,265**	186,534	130,113
Retained earnings, beginning of year	(Note 2)	**528,819**	342,285	282,204
Adjustment on adoption of liability method of accounting for income taxes	(Note 2)	**–**	–	(70,032)
Retained earnings, end of year		**$ 620,084**	$ 528,819	$ 342,285
Earnings per share before goodwill amortization:	(Note 12)			
Basic		**$ 1.70**	$ 4.12	$ 3.14
Diluted		**$ 1.66**	$ 4.03	$ 3.03
Earnings per share:	(Note 12)			
Basic		**$ 1.70**	$ 3.52	$ 2.67
Diluted		**$ 1.66**	$ 3.44	$ 2.58

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

(Stated in thousands of dollars except per share amounts)

Years ended December 31,		2002	2001 (Restated - Note 2)	2000 (Restated - Note 2)
Cash provided by (used in):				
Operations:				
Net earnings		**$ 91,265**	$ 186,534	$ 130,113
Items not affecting cash:				
Depreciation and amortization		**141,429**	145,120	101,300
Goodwill amortization		**–**	31,785	22,761
Future income taxes		**(36,980)**	96,021	40,415
Gain on disposal of investments		**(900)**	(1,805)	(40)
Amortization of deferred financing costs		**1,294**	1,302	1,435
Unrealized foreign exchange loss (gain) on long-term debt		**(2,488)**	5,848	1,889
Non-controlling interest		**1,151**	868	–
Funds provided by operations		**194,771**	465,673	297,873
Changes in non-cash working capital balances	*(Note 18)*	**4,452**	(33,443)	(60,988)
		199,223	432,230	236,885
Investments:				
Business acquisitions, net of cash acquired	*(Note 14)*	**(4,594)**	(35,557)	(364,959)
Purchase of property, plant and equipment		**(267,794)**	(366,019)	(195,377)
Purchase of intangibles		**(4,198)**	(5,673)	(5,627)
Proceeds on sale of property, plant and equipment		**32,449**	31,001	20,520
Proceeds on disposal of investments		**1,872**	2,283	64
Investments		**(5,672)**	227	95
		(247,937)	(373,738)	(545,284)
Financing:				
Increase in long-term debt		**119,380**	22,083	321,543
Repayment of long-term debt		**(102,275)**	(83,437)	(118,219)
Deferred financing costs on long-term debt		**–**	(38)	(1,973)
Issuance of common shares on exercise of options		**25,756**	20,294	21,009
Issuance of common shares on exercise of warrants		**–**	2,371	–
Redemption of warrants		**–**	–	(18,924)
Change in bank indebtedness		**9,937**	(27,236)	73,340
		52,798	(65,963)	276,776
Increase (decrease) in cash		**4,084**	(7,471)	(31,623)
Cash, beginning of year		**13,231**	20,702	52,325
Cash, end of year		**$ 17,315**	$ 13,231	$ 20,702
Funds provided by operations per share:	*(Note 12)*			
Basic		**$ 3.63**	$ 8.79	$ 6.11
Diluted		**$ 3.55**	$ 8.59	$ 5.91

See accompanying notes to consolidated financial statements.

(Tabular amounts stated in thousands of dollars except per share amounts)

Precision Drilling Corporation (the "Corporation") is a vertically integrated oilfield service company, providing oilfield and industrial services to customers worldwide.

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which, except one, are wholly-owned.

(b) Inventory:

Inventory is carried at the lower of average cost and replacement value.

(c) Property, plant and equipment:

Drilling rig equipment is depreciated by the unit-of-production method based on 3,650 drilling days with a 20% salvage value. Drill pipe and drill collars are depreciated over 1,100 drilling days and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

Field technical equipment is depreciated by the straight-line method over periods ranging from 2 to 10 years.

Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from 3 to 10 years.

Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy-duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

(d) Intangibles:

Intangibles, which are comprised of acquired patents, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 15 years.

(e) Goodwill:

Goodwill is recorded at cost, less amortization, and is tested for impairment annually in the fourth quarter.

(f) Investments:

Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(g) Deferred financing costs:

Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(h) Income taxes:

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

(i) Revenue recognition:

Revenue is primarily recognized as services are rendered based upon agreed daily, hourly or job rates. The Corporation's manufacturing activities relate to equipment sale contracts, which follow the percentage of completion method of revenue recognition.

(j) Post-employment benefits:

The Corporation entered into an employment agreement with a senior officer, which provides for certain post-employment benefits. Costs of these benefits are charged to earnings on a straight-line basis over ten years.

(k) Foreign currency translation:

Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in income.

(l) Stock-based compensation plans:

The Corporation has equity incentive plans, which are described in Note 8. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital.

(m) Research and engineering:

Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions.

Upon successful completion and field testing of the tools any deferred costs are transferred to the related capital asset accounts.

(n) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

2. ACCOUNTING CHANGES:

(a) Accounting for business combinations, goodwill and other intangible assets:

Effective January 1, 2002, the Corporation prospectively adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets.

Under the new business combination standard, the Corporation is required to use the purchase method to account for all business combinations and identify, separate from goodwill, other intangible assets that arise from contractual or legal rights or that can be separately sold.

Under the new standard for accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. An assessment of potential goodwill impairment is completed annually in the fourth quarter.

(b) Foreign currency translation:

Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are not deferred and amortized as previously required but rather expensed as incurred.

As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt but are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million and $115,000 at January 1, 2002 and January 1, 2001 respectively, and increased the opening balance of retained earnings by $1.3 million at January 1, 2000.

(c) Stock-based compensation plans:

Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options. The Corporation's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. As a result, the Corporation has the option to apply either the intrinsic value based or the fair value based method of accounting for stock-based compensation awards granted to employees.

The Corporation has elected to apply the intrinsic value based method and accordingly, no compensation costs have been recognized in the financial statements. Any consideration received on exercise of the stock options is credited to share capital.

(d) Incomes taxes:

Effective January 1, 2000, the Corporation adopted the liability method of accounting for future income taxes.

Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (differences between the accounting and tax treatment of expense or income items), and were measured using the tax rates in effect in the year the differences originated.

The Corporation adopted the new income tax accounting standard retroactively, without restating the financial statements of any prior period. As a result, the Corporation recorded a reduction to retained earnings and an increase to the future tax liability, formerly the deferred tax liability, in the amount of $70.0 million as at January 1, 2000.

3. INVENTORY:

	2002	2001
Finished goods and work in progress	$ 94,323	$ 55,118
Operating supplies	19,740	30,020
Manufacturing parts and materials	18,846	26,255
	$ 132,909	$ 111,393

4. PROPERTY, PLANT AND EQUIPMENT:

2002	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	**$ 1,065,742**	**$ 269,213**	**$ 796,529**
Field technical equipment	**513,591**	**78,399**	**435,192**
Rental equipment	**97,390**	**31,012**	**66,378**
Other equipment	**174,331**	**84,447**	**89,884**
Vehicles	**82,091**	**21,477**	**60,614**
Buildings	**71,131**	**15,266**	**55,865**
Land	**16,982**	**-**	**16,982**
	$ 2,021,258	**$ 499,814**	**$ 1,521,444**

2001	Cost	Accumulated Depreciation	Net Book Value
Rig equipment	$ 1,022,281	$ 215,862	$ 806,419
Field technical equipment	365,858	31,669	334,189
Rental equipment	96,509	28,211	68,298
Other equipment	167,292	71,243	96,049
Vehicles	72,276	15,413	56,863
Buildings	52,734	10,622	42,112
Land	14,679	-	14,679
	$ 1,791,629	$ 373,020	$ 1,418,609

Effective January 1, 2001, the Corporation changed its estimated salvage value on drilling and service rigs from nil to 20%. The impact resulted in a reduction of related depreciation expense in the year ended December 31, 2002 by $6.9 million ($10.5 million – December 31, 2001) and an increase in net earnings after income taxes of $4.2 million ($6.1 million – December 31, 2001) and $0.08 per share – Diluted ($0.11 – December 31, 2001).

5. OTHER ASSETS:

	2002	2001
Investments, at cost less provision for impairment	$ 8,960	$ 4,280
Investments, at equity	2,114	2,273
Deferred financing costs, net of accumulated amortization	6,369	7,663
	$ 17,443	$ 14,216

6. BANK INDEBTEDNESS:

A wholly-owned subsidiary of the Corporation has available a revolving credit loan facility of US $15.0 million. Advances under this facility bear interest at the bank's prime lending rate less 1.75% and are fully guaranteed by the Corporation. The facility is renewable and extendable annually at the option of the lenders. As at December 31, 2002 $14.3 million (US $9.2 million) (December 31, 2001 - $1.9, US $1.2) was drawn on this facility. Availability of this facility is further reduced by outstanding letters of credit in the amount of $1.3 million (US $811,000).

As at December 31, 2002, and 2001, the Corporation has included borrowings of $80.0 million under its extendable revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.

7. LONG-TERM DEBT:

	2002	2001
Unsecured debentures – Series 1	$ 200,000	$ 200,000
Unsecured debentures – Series 2	150,000	150,000
EDC facility (2002 – US $7,917, 2001 – US $13,194)	12,255	21,025
EDC facility (2002 – US $30,000, 2001 – US $40,000)	46,440	63,740
Extendable revolving unsecured facility	128,318	79,781
Equipment loans	3,892	11,114
Capital lease obligations	1,655	2,283
	542,560	527,943
Less amounts due within one year	27,682	31,743
	$ 514,878	$ 496,200

The $200.0 million 6.85% Series 1 unsecured debentures mature June 26, 2007 and have an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The $150.0 million 7.65% Series 2 unsecured debentures mature October 27, 2010 and have an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

The $12.3 million unsecured term financing facility with Export Development Canada (EDC) is repayable in semi-annual installments, matures on January 20, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2002 resulted in a margin of 0.8%.

The $46.4 million unsecured term financing facility with EDC is repayable over five years in semi-annual installments, matures September 15, 2005 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2002 results in a margin of 0.9%.

The Corporation has an extendable revolving unsecured facility of $350.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. Advances are available to the Corporation under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating, which at December 31, 2002 resulted in a margin of 0.8%. The facility is extendable annually at the option of the lenders. Should this facility not be extended, outstanding amounts will be transferred to a two-year term facility repayable in equal quarterly installments. As at December 31, 2002 the Corporation had drawn $208.3 million under this facility, including US $25.0 million ($38.7 million), of which $80.0 million has been included in bank indebtedness as the funds were used to finance working capital.

Equipment loans of $3.9 million bear interest at rates between 7.5% and 9.6% and are repayable in monthly installments. These loans are secured by specific well servicing equipment.

Principal repayments over the next five years are as follows:		
2003	$	27,682
2004		20,470
2005		15,556
2006		60
2007		200,039

8. SHARE CAPITAL:

(a) Authorized:

- unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;
- unlimited number of common shares without nominal or par value.

(b) Issued:

Common Shares:	Number		Amount
Balance, December 31, 1999	47,163,019	$	627,923
Issued on acquisition of Plains	113,882		6,555
Issued on acquisition of CenAlta	4,025,743		202,535
Issued on acquisition of AQRIT assets	48,000		2,500
Options exercised	932,409		21,009
	52,283,053	$	860,522
Warrants issued on acquisition of Plains			22,897
Warrants repurchased by the Corporation			(18,924)
Balance, December 31, 2000	52,283,053	$	864,495
Options exercised	855,935		20,294
Warrants exercised	37,050		2,371
Balance, December 31, 2001	53,176,038	$	887,160
Options exercised	890,715		25,756
Balance, December 31, 2002	**54,066,753**	**$**	**912,916**

(c) Warrants:

Each of the 351,604 warrants outstanding at December 31, 2000 entitled the holder thereof to acquire one common share at an exercise price of $64.00. Holders of 37,050 warrants exercised their right to acquire common shares during the year. The remainder of the warrants expired on December 31, 2001.

(d) Equity Incentive Plans:

The Corporation has equity incentive plans under which a combined total of 4,345,636 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 4,119,328 options have been granted. Under these plans, the exercise price of each option equals the fair market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

A summary of the status of the equity incentive plans as at December 31, 2000, 2001 and 2002, and changes during the periods then ended is presented below:

	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding at December 31, 1999	3,939,838	$ 13.50 – 44.38	$ 25.57	827,097
Granted	1,615,474	25.50 – 54.20	39.51	
Exercised	(932,409)	13.50 – 34.50	22.53	
Cancelled or expired	(148,800)	16.30 – 40.25	28.55	
Outstanding at December 31, 2000	4,474,103	$ 13.50 – 54.20	$ 31.18	946,087
Granted	1,055,350	31.05 – 65.90	44.03	
Exercised	(855,935)	13.50 – 44.38	23.71	
Cancelled or expired	(267,237)	25.50 – 52.39	38.63	
Outstanding at December 31, 2001	4,406,281	$ 13.50 – 65.90	$ 35.21	1,217,428
Granted	786,050	41.06 – 52.61	48.77	
Exercised	(890,715)	13.50 – 44.38	28.92	
Cancelled or expired	(182,288)	25.50 – 65.90	40.19	
Outstanding at December 31, 2002	**4,119,328**	**$ 13.50 – 65.90**	**$ 38.93**	**1,627,777**

The range of exercise prices for options outstanding at December 31, 2002 are as follows:

	Total Options Outstanding			Exercisable Options	
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 13.50 - 19.99	322,236	$ 14.30	1.28	292,486	$ 14.17
20.00 - 29.99	151,675	27.30	1.08	130,050	27.24
30.00 - 39.99	1,577,140	34.63	2.24	726,875	34.76
40.00 - 49.99	1,155,727	42.23	4.04	310,941	43.46
50.00 - 59.99	885,050	52.42	4.87	166,800	54.68
60.00 - 65.90	27,500	65.83	3.52	625	65.10
$ 13.50 - 65.90	4,119,328	$ 38.93	3.20	1,627,777	$ 34.18

In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2002 was $20.85 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.53%, average expected life of 3.88 years and expected volatility of 49%.

Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.

Year Ended December 31, 2002	As Reported	Pro Forma
Net earnings	$ 91,265	$ 85,071
Basic EPS	$ 1.70	$ 1.59
Diluted EPS	$ 1.66	$ 1.55

9. EMPLOYEE BENEFIT PLANS:

The Corporation has a defined contribution employee benefit plan covering a significant number of its employees. The Corporation matches individual employee contributions up to 5% of the employee's compensation. Employer matching contributions under the plan totalled $6.9 million for the year ended December 31, 2002 (year ended December 31, 2001 - $6.3 million; year ended December 31, 2000 - $4.3 million).

10. COMMITMENTS:

The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $121.6 million. Payments over the next five years are as follows:

2003	$ 30,781
2004	23,161
2005	16,821
2006	13,795
2007	11,461

Rent expense included in the statements of earnings is as follows:

2002	$ 18,085
2001	16,923
2000	12,064

11. INCOME TAXES:

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

	2002	2001	2000
Earnings before income taxes and non-controlling interest	**$ 124,724**	$ 309,176	$ 206,780
Income tax rate	**39%**	42%	45%
Expected income tax provision	**$ 48,642**	$ 129,854	$ 93,051
Add (deduct):			
Non-deductible expenses	**2,098**	4,259	1,458
Utilization of prior period losses	**–**	–	(1,828)
Non-deductible amortization	**–**	13,096	10,106
Income taxed in jurisdictions with lower tax rates	**(13,029)**	(18,102)	(5,869)
Other	**(2,852)**	(1,369)	(317)
	34,859	127,738	96,601
Reduction of future tax balances due to substantively enacted tax rate reductions	**(2,551)**	(5,964)	(19,934)
	$ 32,308	$ 121,774	$ 76,667

During 2002 and 2001, the Province of Alberta enacted a 0.5% and 2% reduction in tax rates, respectively, which has been reflected as a reduction in future tax expense in 2002 and 2001. In addition, during 2000, the Federal Government of Canada introduced tax rate reductions to be implemented over the period from 2001 to 2004. The effect of the 7% tax rate reduction, from 29% to 22%, on the Corporation's future tax balances was reflected as a reduction of future tax expense in 2000.

The Corporation's operations are complex and the computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes that the provision for income taxes is adequate.

The net future tax liability is comprised of the tax effect of the following temporary differences:

	2002	2001
Liabilities:		
Property, plant and equipment and intangibles	$ 296,103	$ 268,030
Assets held in partnership with different tax year	50,640	122,124
Deferred financing costs	2,385	2,805
	$ 349,128	$ 392,959
Assets:		
Losses carried forward	$ 29,070	$ 33,449
Accrued liabilities	1,511	4,432
	30,581	37,881
	$ 318,547	$ 355,078

The Corporation has available losses of $150.5 million of which the benefit of $77.7 million has been recognized. These losses expire from time to time up to 2009.

12. PER SHARE AMOUNTS:

Per share amounts have been calculated on the weighted average number of common shares outstanding. The weighted average shares outstanding for the year ended December 31, 2002 was 53,701,873 (year ended December 31, 2001 – 52,952,879; year ended December 31, 2000 – 48,722,141).

Diluted per share amounts reflect the dilutive effect of the exercise of the warrants and options outstanding. The diluted shares for the year ended December 31, 2002 was 54,815,167 (year ended December 31, 2001 – 54,198,348; year ended December 31, 2000 – 50,431,349).

13. SIGNIFICANT CUSTOMERS:

During the years ended December 31, 2002, 2001 and 2000, no one customer accounted for more than 10% of the Corporation's revenue.

14. ACQUISITIONS:

During the year ended December 31, 2002, the Corporation completed the following business acquisitions:

(a) Acquisition of the business assets of NightHawk Vacuum Services Ltd. (NightHawk) in September 2002. NightHawk provides oilfield vacuum services in northern Alberta and British Columbia.

(b) Paid additional consideration in conjunction with an acquisition made in 2001. This additional consideration was payable based on the development of a commercially viable technology.

The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from effective dates of acquisition. The details of the acquisitions are as follows:

	NightHawk	Other	Total
Net assets acquired at assigned values:			
Working capital	$ (47)	$ –	$ (47)
Property, plant and equipment	3,097	–	3,097
Goodwill	–	1,544	1,544
	3,050	1,544	4,594
Consideration:			
Cash	$ 3,050	$ 1,544	$ 4,594

During the year ended December 31, 2001, the Corporation completed business acquisitions, the most significant of which was the acquisition of all the issued and outstanding shares of BecField Drilling Services Ltd. (BecField) in January 2001. BecField provides directional drilling and measurement-while-drilling services through its technical field and support personnel to the onshore and offshore oil and gas industry. It has established operations in Europe and the Middle East.

The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from the effective dates of acquisition. The details of the acquisitions are as follows:

	BecField	Other	Total
Net assets acquired at assigned values:			
Working capital	$ 2,446 (a)	$ 1,136 (b)	$ 3,582
Property, plant and equipment	5,036	4,074	9,110
Goodwill	23,877	2,783	26,660
Future income taxes	-	(800)	(800)
	$ 31,359	$ 7,193	$ 38,552
Consideration:			
Cash	$ 31,359	$ 7,193	$ 38,552

(a) Includes cash of $1,880.
(b) Includes cash of $1,115.

During the year ended December 31, 2000, the Corporation completed business acquisitions, the most significant of which were:

(a) Acquisition of all the issued and outstanding shares of Plains Energy Services Ltd. (Plains) in July 2000. Plains provides wireline, surface control systems, well servicing and contract drilling services to the oil and gas industry and engineers, manufactures, sells and operates specialty products, tools and equipment.

(b) Acquisition of all the issued and outstanding shares of CenAlta Energy Services Inc. (CenAlta) in October 2000. CenAlta provides equipment and crews for the servicing and drilling of oil and natural gas wells in western Canada.

(c) Acquisition of the global directional drilling and electromagnetic measurement-while-drilling business and associated assets from Geoservices S.A. (Geoservices) in October 2000.

The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from the effective dates of acquisition. The details of the acquisitions are as follows:

	Plains	CenAlta	Geoservices	Other	Total
Net assets acquired at assigned values:					
Working capital	$ 11,178	$ (2,240)	$ 6,717	$ 18	$ 15,673
Property, plant and equipment	122,207	219,411	20,879	13,793	376,290
Intangibles	2,640	–	64,621	3,608	70,869
Goodwill	188,540	72,351	–	7,972	268,863
Other assets	28	–	–	–	28
Long-term debt	(42,535)	(50,725)	–	–	(93,260)
Future income taxes	(4,755)	(34,262)	–	–	(39,017)
	$ 277,303	$ 204,535	$ 92,217	$ 25,391	$ 599,446
Consideration:					
Common shares	$ 6,555	$ 202,535	$ –	$ 2,500	$ 211,590
Warrants	22,897	–	–	–	22,897
Cash	247,851	2,000	92,217	22,891	364,959
	$ 277,303	$ 204,535	$ 92,217	$ 25,391	$ 599,446

The following pro forma information provides an indication of what the Corporation's results of operations would have been had Plains and CenAlta been acquired effective January 1, 2000:

	2000
Revenues	$1,546,431
Earnings before goodwill amortization	128,245
Net earnings	97,857
Earnings per share before goodwill amortization:	
Basic	$ 2.47
Diluted	2.38
Earnings per share:	
Basic	$ 1.88
Diluted	1.82

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

Income taxes:

In 2000 the Corporation adopted the liability method as described in Note 1 without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms with the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2000, 2001 and

2002 the U.S. GAAP financial statements would reflect an increase in goodwill of $66.5 million, $63.0 million and $63.0 million, respectively, and a corresponding increase in retained earnings. An additional charge to earnings of $3.5 million would be required related to this goodwill in each of 2000 and 2001.

Under Canadian GAAP, future tax liabilities and assets are calculated by reference to current tax legislation and proposed legislation that is considered substantively enacted but not yet enacted into law. U.S. GAAP requires that only enacted income tax legislation be used for calculation of future tax amounts. In 2000 the Federal Government of Canada introduced tax rate reductions that were substantively enacted at December 31, 2000 but that were not passed into legislation until 2001. The resulting reduction of future tax balances recognized under Canadian GAAP in 2000 would not be recognized under U.S. GAAP until 2001.

The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

Consolidated Statements of Earnings

Years ended December 31,	2002	2001	2000
Net earnings under Canadian GAAP	$ 91,265	$ 186,534	$ 130,113
Adjustments under U.S. GAAP:			
Goodwill amortization	–	(3,502)	(3,502)
Income tax rate	–	19,934	(19,934)
Net income and comprehensive income under U.S. GAAP	$ 91,265	$ 202,966	$ 106,677
Earnings per share under U.S. GAAP:			
Basic	$ 1.70	$ 3.83	$ 2.19
Diluted	$ 1.66	$ 3.74	$ 2.12

Balance Sheets

	December 31, 2002		December 31, 2001	
	As reported	U.S. GAAP	As reported	U.S. GAAP
Current assets	$ 601,827	$ 601,827	$ 599,152	$ 599,152
Property, plant and equipment	1,521,444	1,521,444	1,418,609	1,418,609
Intangibles	72,380	72,380	74,004	74,004
Goodwill	546,921	609,950	545,377	608,406
Other assets	17,443	17,443	14,216	14,216
	$ 2,760,015	$ 2,823,044	$ 2,651,358	$ 2,714,387
Current liabilities	$ 391,571	$ 391,571	$ 383,233	$ 383,233
Long-term debt	514,878	514,878	496,200	496,200
Future income taxes	318,547	318,547	355,078	355,078
Non-controlling interest	2,019	2,019	868	868
Shareholders' equity	1,533,000	1,596,029	1,415,979	1,479,008
	$ 2,760,015	$ 2,823,044	$ 2,651,358	$ 2,714,387

Consolidated Statement of Cash Flows

The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows.

Stock Compensation

In 2002 Canadian GAAP and U.S. GAAP were substantially the same with respect to stock compensation. Prior to 2002, U.S. GAAP required the disclosure of the impact of using fair value accounting for stock options if in fact this alternative was not used. Canadian GAAP did not require such disclosure. The per share weighted average fair value of stock options granted during the year ended December 31, 2001 was $19.87 (year ended December 31, 2000 - $18.21) on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.75%, expected life of 5 years and expected volatility of 49% (year ended December 31, 2000 – risk free rate of 6%, expected life of 5 years and expected volatility of 61%).

Had the Corporation determined compensation cost based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased by $12.2 million to $190.8 million (basic EPS - $3.60) for the year ended December 21, 2001 and decreased by $16.8 million to $89.9 million (basic EPS - $1.84) for the year ended December 31, 2000.

16. SEGMENTED INFORMATION:

The Corporation operates in three industry segments. The Contract Drilling Group includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. The Technology Services Group includes wireline, directional drilling, measurement-while-drilling/logging-while-drilling services, well testing, pumping services for cementing, fracturing and well stimulation, the design, manufacture and marketing of downhole completion tools and the design, manufacture and marketing of polycrystalline diamond compact drill bits. The Rental and Production Group includes oilfield equipment rental services, industrial process services and compression equipment packaging, rental, sales and service.

2002	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$ 773,949	$ 639,367	$ 274,403	$ 1,431	$ 1,689,150
Operating earnings	183,400	(40,646)	43,618	(27,351)	159,021
Research and engineering	–	34,862	–	–	34,862
Depreciation and amortization	63,045	58,935	15,095	4,354	141,429
Total assets	1,312,459	1,127,550	240,842	79,164	2,760,015
Goodwill	257,531	251,589	37,801	–	546,921
Capital expenditures [a]	50,686	189,092	22,346	9,868	271,992

(a) Excludes business acquisitions

2001	Contract Drilling Group	Technology Services Group	Rental and Production Group	Corporate and Other	Total
Revenue	$1,010,020	$ 669,439	$ 271,880	$ 2,224	$1,953,563
Operating earnings	298,100	60,428	51,678	(28,574)	381,632
Research and engineering	–	32,440	–	–	32,440
Depreciation and amortization	75,511	51,656	14,934	3,019	145,120
Total assets	1,367,682	987,061	241,044	55,571	2,651,358
Goodwill	257,531	250,045	37,801	–	545,377
Capital expenditures [(a)]	122,575	203,547	27,352	18,218	371,692
2000					
Revenue	$ 743,544	$ 372,425	$ 239,220	$ 264	$1,355,453
Operating earnings	212,633	30,620	43,289	(28,328)	258,214
Research and engineering	–	20,288	–	–	20,288
Depreciation and amortization	58,194	27,969	13,995	1,142	101,300
Total assets	1,376,007	722,461	203,132	6,326	2,387,926
Goodwill	272,779	237,328	40,395	–	550,202
Capital expenditures [(a)]	97,498	78,468	21,828	3,210	201,004

(a) Excludes business acquisitions

The Corporation's operations are carried on in the following geographic locations:

2002	Canada	International	Total
Revenue	**$1,118,020**	**$ 571,130**	**$1,689,150**
Assets	**2,081,200**	**678,815**	**2,760,015**
2001			
Revenue	$ 1,412,370	$ 541,193	$ 1,953,563
Assets	2,175,877	475,481	2,651,358
2000			
Revenue	$ 1,105,183	$ 250,270	$ 1,355,453
Assets	2,048,009	339,917	2,387,926

17. FINANCIAL INSTRUMENTS:

(a) Fair value:

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures, approximates its carrying value as it bears interest at floating rates. The $200 million Series 1 debentures have a fair value of approximately $210.5 million as at December 31, 2002 (December 31, 2001 – $201.5 million) and the $150 million Series 2 unsecured debentures have a fair value of approximately $161.1 million at December 31, 2002 (December 31, 2001 – $153.2 million). As at December 31, 2002 investments have a carrying value of $11.1 million (December 31, 2001 – $6.6 million) and a fair value of approximately $12.7 million (December 31, 2001 – $7.8 million).

(b) Credit risk:

Accounts receivable includes balances from a large number of customers. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2002 the Corporation's allowance for doubtful accounts was $14.9 million (December 31, 2001 - $13.0 million).

(c) Interest rate risk:

The Corporation manages its exposure to interest rate risks through a combination of fixed and floating rate borrowings. As at December 31, 2002, 43% of its total long-term debt was in floating rate borrowings.

(d) Foreign currency risk:

The Corporation is exposed to foreign currency fluctuations in relation to its international operations, however, management believes this exposure is not material to its overall operations.

18. SUPPLEMENTAL INFORMATION:

	2002	2001	2000
Cash interest paid	**$ 35,660**	$ 45,967	$ 29,504
Cash income taxes paid	**89,856**	11,066	34,771
Components of change in non-cash working capital balances:			
Accounts receivable	**$ 30,829**	$ (41,608)	$ (120,686)
Inventory	**(21,516)**	(24,024)	(6,391)
Accounts payable and accrued liabilities	**15,707**	17,503	64,479
Income taxes payable	**(20,568)**	14,686	1,610
	$ 4,452	$ (33,443)	$ (60,988)

The components of accounts payable and accrued liabilities are as follows:

	2002	2001
Accounts payable	**$ 69,940**	$ 58,228
Accrued liabilities:		
Payroll	**45,115**	58,117
Other	**153,513**	136,997
	$ 268,568	$ 253,342

19. CONTINGENCIES:

The Corporation, through the performance of its services and product sales obligations, is sometimes named as a defendant in litigation. The nature of these claims is usually related to personal injury, completed operations or product liability. The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be maintained. The Corporation has no outstanding claims having a potentially material adverse effect on the Corporation as a whole.

20. SUBSEQUENT EVENT:

On March 6, 2003 the Corporation sold Energy Industries Inc., a wholly owned subsidiary, for $60 million cash. The effective date of the transaction is January 1, 2003.

Supplementary Information

THE TORONTO STOCK EXCHANGE – SHARE TRADING SUMMARY

Canada	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2002					
March 31	**51.58**	**36.74**	**50.97**	**19,417,580**	**841,050,535**
June 30	**61.30**	**47.61**	**52.61**	**18,359,677**	**1,008,242,529**
September 30	**54.30**	**42.50**	**47.90**	**15,770,027**	**763,653,639**
December 31	**58.23**	**43.60**	**50.95**	**17,546,936**	**922,073,312**
	61.30	**36.74**	**50.95**	**71,094,220**	**3,535,020,015**
2001					
March 31	72.00	50.00	56.60	17,872,755	1,086,989,966
June 30	68.00	46.36	47.35	15,507,944	911,351,354
September 30	49.50	30.65	33.40	25,231,371	998,766,128
December 31	42.75	31.58	41.06	22,194,662	828,520,975
	72.00	30.65	41.06	80,806,732	3,825,628,423
2000					
March 31	48.95	33.90	48.55	15,684,504	643,952,179
June 30	59.50	43.80	57.20	15,846,874	851,428,913
September 30	59.00	47.90	53.85	13,604,034	731,986,873
December 31	57.15	39.30	56.25	15,461,804	747,323,156
	59.50	33.90	56.25	60,597,216	2,974,691,121

THE NEW YORK STOCK EXCHANGE – SHARE TRADING SUMMARY

United States	High ($)	Low ($)	Close ($)	Volume of Shares	Value ($)
2002					
March 31	**32.35**	**23.10**	**31.96**	**15,502,400**	**419,853,448**
June 30	**39.24**	**30.00**	**34.74**	**17,441,600**	**616,795,917**
September 30	**35.00**	**26.66**	**30.10**	**18,290,300**	**560,468,184**
December 31	**37.45**	**27.38**	**32.54**	**19,727,900**	**665,228,176**
	39.24	**23.10**	**32.54**	**70,962,200**	**2,262,345,725**
2001					
March 31	46.40	33.06	35.67	20,504,400	816,043,158
June 30	44.50	30.50	31.24	20,689,100	808,735,284
September 30	32.46	19.45	21.16	18,847,500	523,502,280
December 31	27.19	19.99	25.82	23,462,000	555,447,564
	46.40	19.45	25.82	83,503,000	2,703,728,286
2000					
March 31	33.75	23.31	33.38	14,504,500	416,080,112
June 30	40.38	29.38	38.63	14,323,200	512,362,421
September 30	39.56	32.38	35.63	12,586,000	455,927,521
December 31	37.94	25.56	37.53	15,878,300	491,100,502
	40.38	23.31	37.53	57,292,000	1,875,470,556

STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Years ended December 31				Years ended April 30		
($ millions except per share amounts)	**2002**	2001	2000	1999	1999	1995	1990
Revenue	**1,689.2**	1,953.6	1,355.5	734.7	693.9	178.6	31.7
Expenses:							
Operating	**1,191.0**	1,238.9	871.0	486.3	450.5	122.4	24.7
General and administrative	**158.5**	153.5	102.9	58.4	51.1	12.1	3.9
Depreciation and amortization	**141.4**	145.1	101.3	67.2	61.1	9.8	1.1
Research and engineering	**34.9**	32.5	20.3	3.6	–	–	–
Foreign exchange	**4.4**	2.0	1.8	(0.7)	(0.4)	–	–
Operating earnings	**159.0**	381.6	258.2	119.9	131.6	34.3	2.0
Interest, net	**35.2**	43.5	28.7	16.5	18.9	1.5	1.2
Dividend income	**–**	(1.1)	–	(1.4)	(17.8)	(0.7)	–
Gain on disposal of investments and subsidiary	**(0.9)**	(1.8)	–	(24.9)	(17.0)	–	–
Reduction of carrying amount of investments	**–**	–	–	13.1	11.0	–	–
Reduction of carrying amount of property, plant and equipment	**–**	–	–	10.2	10.2	–	5.1
Forgiveness of long-term debt	**–**	–	–	–	–	–	(5.2)
Earnings before taxes, non-controlling interest and goodwill amortization	**124.7**	341.0	229.5	106.4	126.3	33.5	0.9
Income taxes	**32.3**	121.8	76.6	55.0	58.0	16.4	–
Earnings before non-controlling interest and goodwill amortization	**92.4**	219.2	152.9	51.4	68.3	17.1	0.9
Non-controlling interest	**1.1**	0.9	–	–	–	0.2	–
Earnings before goodwill amortization	**91.3**	218.3	152.9	51.4	68.3	16.9	0.9
Goodwill amortization	**–**	31.8	22.8	15.8	14.9	–	–
Net earnings	**91.3**	186.5	130.1	35.6	53.4	16.9	0.9
Retained earnings, beginning of period	**528.8**	342.3	282.2	246.6	206.9	20.7	5.7
Adjustment on adoption of liability method of accounting for income taxes	**–**	–	(70.0)	–	–	–	–
Adjustment on purchase and cancellation of share capital	**–**	–	–	–	–	(0.2)	–
Retained earnings, end of period	**620.1**	528.8	342.3	282.2	260.3	37.4	6.6
Earnings before goodwill amortization per share:							
Basic ($)	**1.70**	4.12	3.14	1.16	1.62	1.03	0.08
Diluted ($)	**1.66**	4.03	3.03	1.14	1.60	1.00	– (1)
Earnings per share:							
Basic ($)	**1.70**	3.52	2.67	0.80	1.27	1.03	0.08
Diluted ($)	**1.66**	3.44	2.58	0.79	1.25	1.00	– (1)

(1) Not available.

Additional Selected Financial Data

($ millions except per share amounts)	Years ended December 31 2002	2001	2000	1999	Years ended April 30 1999	1995	1990
Returns:							
Return on sales [1]	**5.4%**	9.5%	9.6%	4.8%	7.7%	9.5%	2.8%
Return on assets [2]	**3.4%**	7.3%	7.5%	2.7%	9.3%	14.7%	3.2%
Return on equity [3]	**6.1%**	14.0%	13.4%	4.4%	15.9%	29.1%	7.0%
Financial position:							
Working capital	**210.3**	215.9	157.7	162.9	91.2	8.4	3.8
Current ratio	**1.54**	1.56	1.42	1.85	1.54	1.21	1.53
Property, plant, equipment and intangibles	**1,593.8**	1,492.6	1,287.9	761.6	683.5	66.8	15.7
Total assets	**2,760.0**	2,651.4	2,387.9	1,436.3	1,247.7	119.1	27.4
Long-term debt	**514.9**	496.2	548.1	226.8	215.0	1.4	5.6
Shareholders' equity	**1,533.0**	1,416.0	1,206.8	910.1	768.3	67.0	12.7
Long-term debt to shareholders' equity	**0.34**	0.35	0.45	0.25	0.28	0.02	0.44
Other Financial Data:							
Net capital expenditures excluding business acquisitions	**239.5**	340.7	180.5	41.1	88.3	11.8	1.1
EBITDA [4]	**300.5**	526.8	359.5	187.1	192.7	44.1	3.1
EBITDA – % of revenue	**17.8%**	27.0%	26.5%	25.5%	27.8%	24.7%	9.8%
Operating earnings	**159.0**	381.6	258.2	119.9	131.6	34.3	2.0
Operating earnings – % of revenue	**9.4%**	19.5%	19.1%	16.3%	19.0%	19.2%	6.2%
Cash flow [5]	**194.8**	465.7	297.9	101.5	95.8	28.3	2.0
Cash flow per share ($)							
Basic	**3.63**	8.79	6.11	2.28	2.27	1.73	0.18
Diluted	**3.55**	8.59	5.91	2.24	2.25	1.68	–[8]
Book value per share ($) [6]	**28.35**	26.63	23.08	19.30	18.12	4.09	1.12
Price earnings ratio [7]	**30.0**	11.7	21.1	46.3	19.8	6.7	17.4
Weighted average common shares outstanding (000's)	**53,702**	52,953	48,722	44,500	42,086	16,398	11,218

(1) Return on sales was calculated by dividing net earning by total revenues.

(2) Return on assets was calculated by dividing net earnings by quarter average total assets.

(3) Return on equity was calculated by dividing net earnings by quarter average total shareholders' equity.

(4) Earnings before net interest, taxes, depreciation, amortization, non-controlling interest, dividend income, gain on disposal of investments and subsidiary, reduction in carrying amounts of investments and property, plant and equipment and forgiveness of long-term debt. EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, EBITDA is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions and prior to the impact of depreciation and amortization. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

(5) Funds provided from operations excluding forgiveness of debt for 1990.

(6) Book value per share was calculated by dividing shareholders' equity by common shares outstanding.

(7) Year end closing price divided by basic earnings per share.

(8) Not available.


Guidance and
Stewardship

Corporate Governance

INTRODUCTION

Precision's Board of Directors is comprised of experienced, proven leaders representing a diverse group of professions and industries in Canada and the U.S. There were eight Directors as of December 31, 2002.

Together, the Directors work to help our Corporation realize its full potential by sharing their creative vision, initiative and sense of how outside events and developments can affect Precision's future. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a sensible consensus.

Precision's Board is responsible for maintaining our Corporation's high standards, managing the evolution of our Corporate Governance program to comply with current regulatory trends, and providing stewardship of the Corporation.

STEWARDSHIP

The Board oversees the management of the business affairs of the Corporation, discharging its responsibilities either directly or through Board committees. The Board encourages Precision's management, led by the President and Chief Executive Officer (CEO), to be strong leaders and make clear and appropriate executive decisions.

Among its many specific duties, the Board:

- selects, evaluates, sets the compensation for and, if necessary, replaces the CEO;
- provides advice and counsel to the CEO, nominates Directors and evaluates Board performance;
- holds an annual formal strategic planning session and approves strategic plans and objectives, major decisions and corporate plans;
- oversees the ethical, legal and social conduct of the organization, and reviews the financial performance and condition of the Corporation;
- identifies and considers risks in the operations of Precision and establishes policies for monitoring and managing those risks;
- provides succession planning for senior management;
- represents the interests of all shareholders in general and not of just one group.

An orientation program for new Directors is in place and individual Directors can engage outside consultants with the authorization of the Corporate Governance and Nominating Committee.

Board policy limits non-employee Directors to terms of no longer than 15 years on the Board, with an age limit of 70 years.

BOARD COMMITTEES

The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. All Board committees are composed of outside, independent directors. Full details of committee mandates are set out in the Management Information Circular.

All members of each committee attended all meetings either in person or by telephone. In 2002, the Audit Committee met five times, the Compensation Committee met three times and the Corporate Governance and Nominating Committee met six times.

Summary of Meeting Attendance

Director	Board Meetings[1] Attended	Committee Meetings[1] Attended
W. C. (Mickey) Dunn	8 of 9	6 of 6
Robert J. S. Gibson	7 of 9	11 of 11
Steven C. Grant	9 of 9	8 of 8
Murray K. Mullen	9 of 9	3 of 3
Patrick M. Murray (appointed July 31, 2002)	4 of 4[2]	1 of 1[3]
Fred W. Pheasey (appointed July 31, 2002)	4 of 4[2]	2 of 2[3]
Hank B. Swartout	9 of 9	0 of 0
H. Garth Wiggins	8 of 9	5 of 5

(1) Attendance in person or by telephone.

(2) Five meetings were held prior to July 31, 2002.

(3) Four meetings were held prior to July 31, 2002.

INDEPENDENCE AND ACCOUNTABILITY

The Corporate Governance and Nominating Committee is responsible for recommending to the Board its size, composition and membership, succession planning for Directors and Board committee structure. Seven members of Precision's Board are independent and "unrelated" to our Corporation.

Hank B. Swartout is the only "related" Director, serving as Chairman of the Board and Precision's President and Chief Executive Officer. The Corporate Governance and Nominating Committee has concluded this dual role does not impair the Board's ability to function independently of management. Mr. Swartout's extensive knowledge of Precision's business is beneficial to the rest of the Directors. To further reinforce independence, the Board appoints a Chairman from the independent Directors present at each regularly held in-camera session.

COMPENSATION

The Compensation Committee annually reviews and recommends the compensation for non-employee Directors. Those Directors receive an annual retainer of US $16,000 per year. They also receive board and committee meeting fees of US $1,000 for attendance in person and US $500 for attendance by telephone. Committee Chairs receive a retainer of US $5,000. Related travel and out-of-pocket expenses are reimbursed.

Shareholdings of Board Members

- Total Common Shares held by the non-employee Directors: 54,000.
- Total Stock Options held by the non-employee Directors: 160,000.

REGULATORY INITIATIVES

As a result of the many recently reported bankruptcies and other failures of large United States companies which stem from apparent inadequacies in corporate governance and appropriate disclosure to the public, the Congress of the United States has passed legislation known as the Sarbanes-Oxley Act which has mandated numerous changes in how companies govern themselves and disclose information. Precision Drilling Corporation is now subject to the new U.S. rules due to the fact that it is listed on the New York Stock Exchange.

The New York Stock Exchange has also mandated additional corporate governance requirements for listed corporations.

In response, the Corporate Governance and Nominating Committee has determined that the Board of Directors and its Committees and the Corporation have processes in place or are implementing further steps to comply with these new rules and initiatives within the prescribed timeframe.

Directors

W.C. (Mickey) Dunn [3] – Edmonton, Alberta

A member of Precision's Board of Directors since September 1992, Mr. Dunn has been Chairman of True Energy Ltd., a publicly traded oil and gas exploration company, since January 2000. Previously, he was President and a Director of Cardium Service and Supply Limited.

Robert J. S. Gibson [1] [3] – Calgary, Alberta

Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a Director of Precision since June 1996.

Steven C. Grant [2] – Houston, Texas

Mr. Grant is currently the Managing Director of Investment Banking at Raymond James & Associates in Houston. Previously, he was the Senior Vice President and Chief Financial Officer of Enterra Corporation in Houston, Texas. He has been a Director of Precision since May 2000.

Murray K. Mullen [2] – Calgary, Alberta

Mr. Mullen joined Mullen Trucking Ltd. in 1977 and is currently Chairman, President and Chief Executive Officer of Mullen Transportation Inc., a publicly traded company whose shares are listed on the Toronto Stock Exchange. Mr. Mullen has been a Director of Precision since September 1996 and is active in professional and community organizations.

Patrick M. Murray [1] – Dallas, Texas

Mr. Murray is President and Chief Executive Officer of Dresser, Inc. and has been a Director of Precision since July 2002. A member of the American Petroleum Institute, and the Society of Petroleum Engineers, he is also a board member of the Valve Manufacturers Association, the Petroleum Equipment Suppliers Association and Houston-based Harvest Natural Resources, Inc.

Frederick W. Pheasey [3] – Edmonton, Alberta

Mr. Pheasey is currently the Executive Vice President and a Director of National-Oilwell, Inc. Previously, he was the founder and Board Chairman of Dreco Energy Services, which was acquired by National-Oilwell in 1987. Mr. Pheasey has been a Director of Precision since July 2002.

Hank B. Swartout – Calgary, Alberta

Mr. Swartout has been Chairman, President and Chief Executive Officer of Precision Drilling Corporation since 1985. Previously, he held positions as Manager of Bawden Western Oceanic Offshore, Vice President of Rig Design and Construction for Dreco, and Manager of Construction for Nabors Drilling Canada.

H. Garth Wiggins [1] – Calgary, Alberta

Mr. Wiggins has been the President of a private investment firm, Kamloops Money Management, since 1993. He is also currently a Principal at Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Previously, he was Vice President Finance and Chief Financial Officer of Tri Link Resources Ltd. and a partner of Farvolden, Wiggins, Balderston Chartered Accountants. He has been a Director of Precision since September 1997.

(1) Audit Committee member.
(2) Compensation Committee member.
(3) Corporate Governance and Nominating Committee member.

Shareholder Information

HEAD OFFICE

Precision Drilling Corporation
4200, 150-6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Website: www.precisiondrilling.com

INTERNATIONAL CENTERS

United States
Suite 1700
363 N. Sam Houston Parkway East
Houston, Texas 77060, US
Telephone: 281-260-5600
Facsimile: 281-260-5670

Latin America
Avenida la Estancia
Centro Ciudad Comercial
Tamanaco (CCCT)
Torre B, Piso 1, Oficina B-105
Chuao, Caracas, Venezuela
Codigo Postal 1064
Telephone: 58-212-959-6211
Facsimile: 58-212-959-3595

Europe/Africa
Eddesser Strasse 1
31234 Edemissen, Germany
Telephone: 49-5176-989650
Facsimile: 49-5176-989670

Middle East
P. O. Box 2146 Bin Arrar Building
Floor 2, Office Number 2
Al Najda Street, Abu Dhabi,
United Arab Emirates
Telephone: 971-2-6747-333
Facsimile: 971-2-6747-373

Asia/Pacific
4th Floor,
Graha Elnusa
JL. T.B. Simatupang
Kav 1B
Jakarta, 12560
Indonesia
Telephone: 62-21-7854-6300
Facsimile: 62-21-7884-1266

OTHER INTERNATIONAL OFFICES

Barbados
2nd Floor Trident House,
Broad Street, Bridgetown,
Barbados, West Indies
Telephone: 246-228-4293
Facsimile: 246-426-5992

Mexico
Av. Ind. Rio San Juan
Manzana 7, Lote 6,
Parque Industrial del Norte,
Cd. Reynosa, Tamaulipas,
Mexico C.P. 88730
Telephone: 52-8-929-5104
Facsimile: 52-8-929-5114

Venezuela
Avenida Intercomunal El
Tigre-El Tigrito,
Al Lado de American Diesel,
El Tigre, Estado Anzoategui,
Venezuela
Telephone: 58-2832-412701
Facsimile: 58-2832-412228

DIRECTORS

(See page 76 for listing and biographies.)

OFFICERS

Hank B. Swartout
Chairman of the Board,
President and Chief Executive Officer

Dale E. Tremblay
Senior Vice President Finance
and Chief Financial Officer

John R. King
Senior Vice President
Technology Services Group

M.J. (Mick) McNulty
Senior Vice President
Operations Finance

R.T. (Bob) German
Vice President and
Chief Accounting Officer

Jan M. Campbell
Corporate Secretary

BANKER
Royal Bank of Canada
Calgary, Alberta

LEGAL COUNSEL
Borden Ladner Gervais LLP
Calgary, Alberta

AUDITORS
KPMG LLP
Calgary, Alberta

Shareholder Information

STOCK EXCHANGE LISTINGS

Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

SHARE SPLIT

In 1997, Precision's Board of Directors authorized a two for one split of the Corporation's common shares. The record date for the split was September 30, 1997.

TRADING PROFILE

Toronto (TSX)
January 1, 2002,
to December 31, 2002
High: $61.30
Low: $36.74
Volume traded: 71,094,220

New York (NYSE)
January 1, 2002,
to December 31, 2002
High: US $39.24
Low: US $23.10
Volume traded: 70,962,200

Annual Share Trading Volumes



Millions
100
80
60
40
20
0
NYSE
TSX
98
99
00
01
02

As a Precision Drilling Corporation shareholder, you are invited to take advantage of shareholder services or to request more information about the Corporation.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Calgary, Alberta

TRANSFER POINT

Computershare Trust Company, Inc.
New York, New York

ACCOUNT QUESTIONS

Our Transfer Agent can help you with a variety of shareholder related services, including:

- Change of address
- Lost share certificates
- Transfer of stock to another person
- Estate Settlement

You can call our Transfer Agent toll free at: 1-888-267-6555

You can write to them at:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Or you can email them at:
caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this annual report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

QUARTERLY UPDATES

If you would like to receive quarterly reports but are not a registered shareholder, please write or call us with your name and address. To receive our news releases by fax, please forward your fax number to us.

ONLINE INFORMATION

To receive our news releases by e-mail, or to view this annual report, please visit our website at *www.precisiondrilling.com* and refer to the Investor Relations section.

PUBLISHED INFORMATION

If you wish to receive copies of the 2002 Renewal Annual Information Form as filed with the Canadian securities commissions and as filed under Form 40-F with the U.S. Securities and Exchange Commission, or additional copies of this annual report, please contact:

Corporate Secretary
Precision Drilling Corporation
4200, 150-6th Avenue SW
Calgary, Alberta T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251

ESTIMATED QUARTERLY RELEASE DATES

2003 First Quarter
May 1, 2003

2003 Second Quarter
August 1, 2003

2003 Third Quarter
October 30, 2003

Glossary of Terms

Borehole. Also known as the wellbore, this is the hole made by the drillbit, including the open or uncased part of the well.

Cased hole. The part of the wellbore which has been protected by metal casing to prevent fluid, pressure, and stability problems.

Carbonate. A class of sedimentary rock; common examples include limestone, dolomite and chalk.

Coiled tubing. A length of continuous steel tubing wound on a spool that is used for various well drilling or workover operations.

Coke. The hard black carbon substance that remains in refining processes after distillation of hydrocarbons.

Completion. The process of assembling downhole tubing and equipment to finish a well so that it can safely produce oil or gas.

Controlled pressure drilling. Uses a drilling fluid with a hydrostatic pressure that is lower than that traditionally used to drill through a zone. The hydrostatic pressure may be reduced to allow the well to flow during the drilling operation in a controlled manner.

Dogleg. The rate of directional change in a wellbore, usually expressed as degrees per 100 feet.

Deviation. The angle a wellbore takes from the vertical direction (drift angle).

Directional drilling. The use of equipment and engineering to intentionally change the angle of the wellbore so that drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone.

Drillstring. Comprised of a string of tools, including the drillpipe, bottom hole assembly and any other tools needed to make the drill bit rotate at the bottom of the wellbore.

Electromagnetic (EM) telemetry. A data communication method that works on the principle of transmission of an electromagnetic wave along the drillstring to surface where the data is detected and decoded by a surface transceiver.

Formation evaluation. Measurement of formation properties in the wellbore to determine the presence of hydrocarbons.

Fracturing. A method of stimulating production in formations which have low permeability. High-pressure fluids and solids are pumped into the face of the formation to create fractures and fissures through which hydrocarbons can flow.

Gamma ray technology. Measures the natural occurring radiation in formations. Primarily used as a lithology indicator to differentiate between shales and sandstones.

Heavy oil. Viscous, high-density oil.

Oil sands. A porous sandstone formation that contains oil.

Horizontal drilling. Directional drilling technique where the wellbore inclination approaches or exceeds 90 degrees from vertical.

Liner hanger. Devices used during well completion to attach liners to the internal well instead of full casing strings. Liners that hang from the end of larger casing can save significant money on casing costs.

Logging-while-drilling (LWD) technology. Uses downhole tools to measure formation properties in real time while the well is being drilled. Properties measured include formation resistivity, porosity and density.

Measurement-while-drilling (MWD) technology. Uses downhole tools to measure wellbore properties in real time while the well is being drilled. Properties measured include wellbore inclination and azimuth, downhole pressure, temperature, drillstring vibration and shock.

Mud-pulse telemetry. The transmission of downhole information to the surface while drilling by pressure pulses in the drilling mud.

Open hole. The part of a well that is not cased. This can be the complete wellbore immediately after the well is drilled, or the section of the wellbore that occurs below the casing after completion.

Point-the-bit technology. Method of changing the direction of the wellbore by deflecting the drillstring, causing the bit to drill in the opposite direction from the deflection.

Polycrystalline diamond compact (PDC) bits. A type of bit that uses cutters with synthetic diamond disks to shear rock with a continuous scraping motion.

Ranging tool. A device used during SAGD to steer a well path alongside a previously drilled well.

Rotary steerable system. A tool designed for directional drilling that allows wellbore direction to be changed while drilling with continuous rotation from the surface.

Steam assisted gravity drainage (SAGD). A technique used to extract heavy oils. A horizontal production well is drilled through the reservoir, and a second horizontal well, used for steam injection, is drilled a few meters above the first well. Steam is injected into the upper well, heating the oil in the lower well and allowing it to flow more easily.

Snubbing. A procedure moving drillpipe or tubing in and out of a wellbore when the well is under pressure.

Wireline. Single-strand or multistrand cable used to lower evaluation tools into the borehole and to transmit data

Workover. The repair or servicing of a producing well to restore or increase production.


Precision Drilling

Precision Drilling Corporation
4200, 150-6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
Website: www.precisiondrilling.com

2002 ANNUAL REPORT